UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On August 18, 2009, NTS/Virginia Development Company ("NTS/Virginia") and NTS/Lake Forest II Residential Corporation ("NTS/Lake Forest II"), both wholly owned subsidiaries of the NTS Mortgage Income Fund (the "Fund"), entered into a development loan disbursing agreement ("Section 21A Loan") with National City Bank ("NCB") for the purpose of providing funds to develop Section 21A of the Fawn Lake Subdivision. The Section 21A Loan is in the amount of $1,385,544, and is evidenced by a Promissory Note dated August 18, 2009. The Fund, as well as its Chairman and one of its affiliates, have guaranteed the payment of the Section 21A Loan, which matures on September 1, 2010. The Section 21A Loan requires that interest be paid monthly. In addition, upon the sale of a lot in Section 21A of Fawn Lake, NCB shall be entitled to receive as a principal paydown the greater of (i) 100% of the net sales proceeds per lot, or (ii) $150,000 per lot.

On August 18, 2009, the Fund entered into a Seventh Mortgage Loan Modification Agreement (the "Agreement") with NCB for the purpose of modifying the existing development loan ("Master Loan") on the Fawn Lake project. Pursuant to the terms of the Agreement, NCB (i) waived the requirement of the $2.0 million principal repayment under the Sixth Amended and Restated Promissory Note to the Master Loan dated September 1, 2008, (ii) extended the maturity date of the Master Loan to September 1, 2010, (iii) increased the interest rate payable on the Master Loan to the greater of (a) One Month Libor plus four percent (4%) or (b) six percent (6%), (iv) amended the release prices of the real property securing the payment of the Master Loan, and (v) added $1.0 million of availability under the Master Loan to fund overhead expenses of the Fawn Lake development, which shall be the lesser of (a) $100,000 per month, or (b) fifty percent (50%) of the actual expense.   In exchange for these modifications, NTS/Virginia, NTS/Lake Forest II, and a joint venture in which the Fund is the fifty percent (50%) joint venture owner, pledged additional collateral as security for the repayment of the Master Loan. In addition, the Master Loan and the Section 21A Loan were cross-defaulted and cross-collateralized. The note evidencing the Master Loan was amended and restated in its entirety as the Seventh Amended and Restated Promissory Note Construction Mortgage Loan dated August 18, 2009.

Copies of the executed documentation are attached to this Current Report on Form 8-K as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

- (a)   Financial Statements of Businesses Acquired: N/A
- (b)   Pro Forma Financial Information: N/A
- (c)   Shell Company Transactions: N/A
- (d)   <u>Exhibits</u>:
    - 10.1   Development Loan Disbursing Agreement
    - 10.2   Promissory Note
    - 10.3   Unconditional and Continuing Guaranty by NTS Guaranty Corporation
    - 10.4   Unconditional and Continuing Guaranty by J.D. Nichols and NTS Mortgage Income Fund
    - 10.5   Seventh Mortgage Loan Modification Agreement
    - 10.6   Seventh Amended and Restated Promissory Note Construction Mortgage Loan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: August 24, 2009

DEVELOPMENT LOAN DISBURSING AGREEMENT

Cincinnati, Ohio
August _18_, 2009

National City Bank
One East Fourth Street
Cincinnati, Ohio 45202

Attention: BRENT E. JOHNSON

Re: $1,385,544.00 Development Loan to **NTS/VIRGINIA DEVELOPMENT COMPANY,** a Virginia corporation and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION,** a Kentucky corporation for the Development of Eighteen (18) Single Family Residential Lots in Section 21A of the Fawn Lake Community, Spotsylvania County, Virginia

Gentlemen:

The undersigned, **NTS/VIRGINIA DEVELOPMENT COMPANY,** a Virginia corporation ("NTS Virginia") and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION,** a Kentucky corporation ("NTS Lake Forest") (NTS Virginia and NTS Lake Forest collectively referred to as the "Borrowers"), hereby request that you (the "Bank") make a development mortgage loan (the "Loan") to the Borrowers in accordance with the terms and conditions of this Agreement, for the purpose of financing the development of the property more fully described in Exhibit A which is attached hereto and incorporated by reference as if fully rewritten herein ("Improvements Site") in City of Fredericksburg, Spotsylvania County, Virginia for the purpose of developing single family lots in accordance with the plans and specifications approved by Bank (the "Improvements").

ARTICLE 1.
COMMITMENT AND PROMISSORY NOTE

Section 1.1   NTS Virginia may obtain advances from the Bank up to the amount of One Million Three Hundred Eighty-Five Thousand Five Hundred Forty-Four and 00/100 Dollars ($1,385,544.00) from time to time until September 1, 2010 for the development of the Improvements. All of the advances shall be evidenced by the Note (defined below), which shall be executed and delivered to the Bank prior to the initial advance. Notwithstanding the expressed principal amount of the Note, the Borrowers shall in no event be obligated to repay more than the unpaid balance of advances made to or for the benefit of the Borrowers by the Bank, together with interest at the rate specified below computed on each advance from the date it is made by the Bank.

Section 1.2   It is a condition precedent to the making of the Loan that Bank shall disburse the Loan proceeds pursuant to the terms, conditions and provisions of the Note and this

Agreement in order to assure that the Deed of Trust will, at all times during the term of the Loan, constitute a first and best lien under the provisions of the Virginia statutes.

Section 1.3   The Borrowers shall pay to the Bank interest computed at the rate of Bank's LIBOR Loan Rate as defined in the Note on the outstanding unpaid principal amount of advances made under this Agreement.

Section 1.4   The Borrowers shall pay the Bank an origination fee in the amount of Six Thousand Nine Hundred Twenty-Seven and 72/100 Dollars ($6,927.72), all appraisal fees, environmental review fees, title insurance or review fees, Bank's reasonable legal counsel fees, recording fees and other customary and usual fees incurred by Bank and chargeable to Borrowers in accordance with this Agreement.

Section 1.5   The Loan, Note and Loan Documents as defined above and in Section 2.2 below is a companion loan to a Six Million Seven Hundred Ninety-Nine Thousand Four Hundred Sixty-Eight and 00/100 Dollar ($6,799,468.00) loan made by Bank to NTS Virginia and NTS Lake Forest pursuant to a Seventh Mortgage Loan Modification Agreement dated of even date herewith ("Seventh Mortgage Loan Modification") as evidenced by a Seventh Amended and Restated Promissory Note Construction Mortgage Loan from NTS Virginia and NTS Lake Forest to Bank in like amount and dated of even date herewith ("Fawn Lake Note") and secured by the loan and security documents referenced in the Seventh Modification Agreement ("Fawn Lake Loan Documents"). Pursuant to Article 8 hereof, the Loan, Note and Loan Documents shall be cross-collateralized and cross-defaulted with the Fawn Lake Note, Seventh Mortgage Loan Modification and Fawn Lake Loan Documents.

ARTICLE 2.
CONDITIONS OF BORROWING

Section 2.1   The Bank shall not be required to make any advances hereunder unless (a) the conditions set forth below shall have been completed to the satisfaction of the Bank, and (b) at all times there remains undisbursed in the Loan an amount sufficient with which to fully pay the cost of Completion (hereinafter defined) of the Improvements. However, the Bank may, in its discretion, make advances prior to fulfillment of all such conditions, without waiving its right to require such fulfillment before additional advances are made. If, at any time, the undisbursed Loan proceeds are insufficient to fully pay the cost of Completion of the Improvements (a "Deficiency"), the Borrowers shall deposit with the Bank in escrow an amount equal to the Deficiency, which amount shall be disbursed prior to the disbursement of additional Loan proceeds.

Section 2.2   The phrase "Completion of the Improvements", as used in this Agreement, means full completion of the development of the Improvements in accordance with the Plans and Specifications. The Borrowers shall execute and deliver, or cause to be executed and delivered to the Bank the following instruments, all of which shall be dated of even date herewith: the Promissory Note (the "Note"); a Deed of Trust, Assignment and Security Agreement granted by NTS/Virginia Development Company (the "Deed of Trust"), the Unconditional and Continuing Guaranties (the "Guaranties") of J.D. Nichols, NTS Mortgage Income Fund, a Delaware corporation and NTS Guaranty Corporation, a Kentucky corporation (collectively, the "Guarantors"), an Assignment of Contracts and Income granted by Borrowers, an Environmental

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Indemnity Agreement executed by Borrowers and Guarantors and security agreements or instruments (collectively, the "Loan Documents").

Section 2.3   The Bank shall have received the preliminary title report and commitment (the "Title Commitment") of Lawyers Title Insurance Corporation (the "Title Company"), Commitment No. 2887916 to issue a mortgagee's loan policy of title insurance (ALTA-2006) in the amount of the Note, insuring the Bank and its successors and assigns that the Deed of Trust is a first lien on the Improvements Site, subject only to those matters contained in the Title Commitment that have been approved by Bank ("Permitted Exceptions") with all so-called "standard exceptions" deleted, containing such endorsements and affirmative insurance as Bank may require and otherwise in form and substance satisfactory to Bank.

Section 2.4   The Borrowers shall deliver to the Bank:

(a)   Certified copies of each Borrower's Articles of Incorporation, Bylaws and NTS Virginia's and NTS Lake Forest's Certificates of Good Standing in the state of their incorporation or any other organizational documentation;

(b)   Certified copies of each entity Guarantor's Articles of Incorporation, Bylaws and NTS Guaranty Corporation's Certificate of Good Standing in the state of their incorporation;

(c)   Evidence that each Borrower and each entity Guarantor has taken all action necessary to authorize the Loan and the execution and performance of its obligations under the Loan Documents;

(d)   Executed copies of the Loan Documents;

(e)   Receipt and review of an appraisal in form and substance satisfactory to Bank and receipt of Bank's appraisal fee;

(f)   Evidence that the Improvements, when built, will meet zoning, subdivision and all building code requirements and other legal requirements. Bank may engage independent persons or entities, at Borrowers' expense, to verify that all such permits and approvals have been secured and are being complied with, after written notice to NTS Virginia and NTS Virginia's failure to provide appropriate verification;

(g)   Copies of plans and specifications constituting the Improvements ("Plans and Specifications"), in the form approved and signed by NTS Virginia and the Contractor, as defined hereafter. The Plans and Specifications shall contain a certification by the design professional preparing same that the Improvements, if developed in accordance with such Plans and Specifications, will comply with all governmental rules and regulations.

(h)   A copy of the recorded plat for Section 21A which constitutes the Improvements Site.

(i)   A copy of all site development permits for the Improvements.

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(j)   Evidence that the Improvements Site has been zoned to permit the development, use and occupancy of the Improvements.

(k)   Written evidence that sanitary and storm sewers, gas, telephone, water and electrical services are available to the Improvements and in sufficient quantity.

(l)   To the extent any amenities are to be constructed at the Improvements, a copy or certificate of the policy of Builder's Risk, Completed Value Non-Reporting Form of fire, extended coverage, vandalism, malicious mischief, temporary storage, coverage for items in transit and hazard insurance covering the Improvements, in an amount adequate to cover the full completed value of the buildings and improvements, with loss payable endorsements in favor of the Bank. The policy shall be converted to a standard fire and extended coverage policy meeting the requirements of Bank upon completion of development. All insurance policies shall be issued by a company or companies with a Best's Insurance Reports rating of A or better and a financial size category of Class X or better and shall be otherwise satisfactory to Bank, and shall name Bank as first mortgagee and shall contain the Virginia standard mortgagee clause. If it is determined the Improvements Site is located in a federally identified flood hazard zone and Bank determines flood insurance is required, NTS Virginia will provide flood insurance coverage in a minimum amount not less than the Loan amount; copies of such policies shall be delivered to Bank.

(m)   A copy of (i) the site development contracts for the Improvements if any, and (ii) the names of subcontractors whose bids are relied upon by Contractor in development of the Improvements.

(n)   A detailed cost breakdown for development of the Improvements and Completion of the Improvements prepared by NTS Virginia. This detailed cost breakdown shall contain not less than a source and use of funds for the total cost of the Improvements and shall be updated and resubmitted to Bank as soon as possible after any information becomes known to NTS Virginia which changes such cost breakdown.

Section 2.5   All documents and other evidences required to be delivered in connection with this financing must be satisfactory to Bank and shall have been approved as to form and substance by counsel for the Bank. The Borrowers shall furnish such additional documents and certificates as may be reasonably requested by the Bank or its counsel which are related to this financing or development of the Improvements.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES

Section 3.1   The respective Borrower referenced in each subsection below represents and warrants to the Bank that:

(a)   NTS Virginia is the owner of the Improvements Site as of the time of execution and delivery of the Loan Documents. The Improvements Site is not subject to any lien, charge, mortgage, restriction or encumbrance except liens for current real and personal property taxes and assessments not delinquent, easements and restrictions of record, customary homeowner association declaration and easements, the interests herein

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granted to Bank and the other matters set forth in the loan policy of title insurance from the Title Company issued to Bank pursuant to the Title Commitment and accepted by Bank in connection herewith ("Permitted Exceptions").

(b)   To the best of NTS Virginia's knowledge, the boundary lines of the Improvements are within the boundary lines of the Improvements Site, and the Improvements and their proposed operation do not violate any applicable zoning or use statute, ordinance, building code, rule or regulation or any covenant or agreement which is binding upon the Improvements Site or NTS Virginia. NTS Virginia has not received any notice of violation of any ordinance, rule or regulation of any governmental authority with respect to the Improvements or the Improvements Site.

(c)   NTS Virginia has not received any notices of actions, suits or proceedings pending or, to the knowledge of NTS Virginia, threatened against it or the Improvements, at law or in equity, or before any governmental department, commission, board, bureau, agency or instrumentality which involve the possibility of any judgment or order which may result in any material, adverse effect upon NTS Virginia or the Improvements Site.

(d)   NTS Virginia has not received, nor is NTS Virginia aware of, any notice, summons, citation, directive or any other communication, written or oral, from the Virginia Department of Environmental Protection, the United States Department of Environmental Protection, Army Corps of Engineers or other federal, state or local agency or authority concerning the presence of wetlands, hazardous substances, hazardous wastes, toxic or solid wastes, or other hazardous or adverse environmental situation or condition (collectively, "Environmental Matters"), at or terminating from the Improvements Site. There is not pending or, to the best knowledge of NTS Virginia after diligent investigation, any threatened civil or criminal litigation, notice of violation or lien, or administrative proceeding relating to Environmental Matters involving NTS Virginia or the Improvements Site.

(e)   From and after NTS Virginia's ownership through the date hereof, the Improvements Site has not been substantially and adversely affected in any way as a result of any fire, explosion, earthquake, accident, labor disturbance, requisition or taking of property by any governmental authority, flood, riot or act of God.

(f)   Each Borrower has full power and authority to conduct business as presently conducted, NTS Virginia has the power and authority to own and develop the Improvements, and each Borrower has the power and authority to execute this Agreement, and to perform all of its duties and obligations under this Agreement and the other Loan Documents.

(g)   Each of the Loan Documents, when executed and delivered, will constitute the duly authorized, legal, valid and binding obligations of each party executing the same, and will be enforceable strictly in accordance with their respective terms.

(h)   NTS Virginia represents that the Improvements Site, the present use and occupancy of the Improvements Site, the Plans and Specifications, the development of the Improvements and the use and occupancy of the Improvements upon its completion, will not violate or conflict with any applicable law, statute, ordinance, rule, regulation or order of any kind, including, without limitation, zoning, building, environmental, land use, noise abatement, occupational health and safety or other laws, any building permit or any condition, grant, easement, covenant condition or restriction, whether recorded or not. Any such violation shall be corrected by NTS Virginia within sixty (60) days of receipt of notice of the same.

(i)   The financial information submitted in connection with the application for the Loan accurately reflects the financial condition of each Borrower and each Guarantor as of the date thereof and has been prepared in accordance with generally recognized accounting principles consistently applied. There has been no materially adverse change in the financial condition, business, or operations of each Borrower or each Guarantor since the date of such information that has not been disclosed to Bank. Each Borrower and each Guarantor is solvent.

(j)   NTS Virginia represents that this Agreement and all financial statements, budgets, schedules, opinions, certificates, confirmations, applications, rent rolls, affidavits, agreements, development contracts, and other materials submitted to the Bank in connection with or in furtherance of this Agreement by or on behalf of NTS Virginia, fully and fairly state the matters with which they purport to deal, do not misstate any material fact, nor, separately or in the aggregate, fail to state any material fact necessary to make the statements made not misleading. Non-material changes in the Plans and Specifications are excluded from this representation.

(k)   NTS Virginia represents that, subject only to payment of fees reflected in the Improvements budget, all utility and municipal services required for the development, occupancy and operation of the Improvements are available for use and tap-in at the boundaries of the Improvements Site, and, upon request of Bank, copies of written permission obtained from the applicable utility companies or municipalities to connect the Improvements into each of said services and to thereafter provide the Improvements with such services to the extent necessary for operation of the Improvements will be supplied to Bank following receipt of same by NTS Virginia.

(l)   NTS Virginia represents that, all permits and licenses required by applicable law to construct, occupy and operate the Improvements have been issued and are in full force or, if the present stage of development of the Improvements does not allow such issuance, then such permits and licenses will be issued if and when the Improvements are constructed pursuant to the Plans and Specifications.

(m)   NTS Virginia represents that, the storm and sanitary sewage disposal system, water system and all mechanical systems of the Improvements do, or when constructed will, comply with all applicable environmental, pollution control and ecological laws, ordinances, rules and regulations. The applicable environmental protection agency, pollution control board and/or other governmental agencies having jurisdiction of the Improvements have issued their permits for the development, tap-in and operation of those systems, or if the present stage of the development of the Improvements does not allow such issuance, then such permits and licenses will be issued when the Improvements are completed.

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(n)   NTS Virginia represents that, all utility, parking, vehicular access (including curb cuts and highway access), development, recreational and other permits and easements required for the development, use and operation of the Improvements have been granted and issued.

(o)   NTS Virginia represents that, when completed in accordance with the Plans and Specifications (and except where permitted by easements customary in residential developments or permitted by the applicable zoning authority), the Improvements will not encroach upon any building line, set back line, side yard line, or any recorded or visible easement, or other easement of which NTS Virginia is aware or has reason to believe may exist, affecting the Improvements Site.

(p)   NTS Virginia represents that, the Plans and Specifications proposed for the Improvements will be complete in all respects, containing all detail requisite for the Improvements which, when built and equipped in accordance therewith, shall be ready for the intended use thereof.

(q)   NTS Virginia represents that, all driveways and roads necessary for ingress and egress to the Improvements and for the full utilization of the Improvements for their intended purposes will be completed in accordance with the Plans and Specifications.

(r)   NTS Virginia represents that, no condemnation of any portion of the Improvements, no condemnation or relocation of any roadways abutting the Improvements, and no denial of access to the Improvements from any point of access to the Improvements, has commenced, or to the best of the NTS Virginia's knowledge, is contemplated by any governmental authority.

(s)   NTS Virginia represents that, the Improvements budget, when presented to the Bank in accordance with the terms of this Agreement, shall be true and correct in all material respects. The amounts set forth in the Improvements budget shall present a full and complete representation of all costs, expenses and fees which NTS Virginia, after diligent inquiry and analysis by NTS Virginia and persons of appropriate expertise on behalf of NTS Virginia, expects to pay or anticipates becoming obligated to pay (other than from revenue generated from the operation of the Improvements) to complete the development of the Improvements.

(t)   The Borrowers and Guarantors (i) have filed all tax returns which are required to be filed by Borrowers or Guarantors; (ii) are not in default in the payment of any taxes levied or assessed against Borrowers or Guarantors or any of the Borrowers' or Guarantors' assets; (iii) has paid all federal, state, and local withholding taxes on wages and all F.I.C.A., unemployment and workmen's compensation taxes and premiums required to be paid; and (iv) is not in default under any judgment, order, decree, law, rule, or regulation of any governmental authority or tribunal to which Borrowers or Guarantors may be subject.

Section 3.2   With the exception of changes in Plans and Specifications which are economic in impact and do not alter the legal position between Borrowers and Bank ("non-legal

3014501.5

changes"), each Borrower, with respect only to the representations and warranties made by such Borrower, covenants, warrants and agrees that the representations and warranties made in this Article 3 shall be and shall remain true and correct in all material respects at the time of the Borrowers' execution of this Agreement and at all times thereafter so long as any part of the Loan shall remain outstanding. Each request for disbursement shall constitute a reaffirmation that these representations and warranties are true in all material respects on and as of the date of each such request for disbursement and will be true in all material respects on the date of the disbursement.

Section 3.3   Borrowers understand and agree that, in making this Loan and in making further disbursements of loan proceeds, Bank is relying upon a continuation of the financial status of Borrowers and of the Guarantors of the Loan as of the date of the latest financial statements of Borrowers and Guarantors which Bank received prior to the execution and delivery of this agreement. In the event of a material adverse change in the financial status of Borrowers or of any Guarantor, Borrowers and/or Guarantors shall promptly inform Bank of such change and Bank may require the deposit of additional funds or may require additional or substitute guarantors acceptable to Bank.

ARTICLE 4.
COVENANTS OF BORROWERS

While this Agreement is in effect, and until the Bank has been repaid in full for the principal of and interest on all advances made by the Bank, each Borrower who is referenced in a particular subsection below covenants with Bank as follows:

Section 4.1   NTS Virginia shall commence development of the Improvements within thirty (30) days following the date of this Agreement. NTS Virginia shall expeditiously complete development of the Improvements on the Improvements Site in accordance with the Plans and Specifications approved by NTS Virginia, the Contractor and the Bank, and in compliance with all applicable statutes, ordinances and regulations, so that such development shall be fully completed in accordance with the Plans and Specifications approved as above set forth, in any event, not later than September 1, 2010.

Section 4.2   _____ (the "Contractor") shall act as site developer for such development.

Section 4.3   NTS Virginia shall post and maintain copies of any required notices in a conspicuous place on the Improvements Site during the entire course of development and shall otherwise comply in all respects with the requirements of state law as is currently in effect or as amended.

Section 4.4   [INTENTIONALLY LEFT BLANK]

Section 4.5   NTS Virginia shall not make or consent to any modifications involving an amount of Ten Thousand and 00/100 Dollars ($10,000.00) or more for a single change or Fifty Thousand and 00/100 Dollars ($50,000.00) or more in the aggregate in the Plans and Specifications after they have been approved by the Bank without the written consent of the Bank. However, NTS Virginia may make modifications without the consent of the Bank which

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do not constitute any substantial modification which would adversely affect the value of the completed Improvements or the cost of Completion of the Improvements.

Section 4.6 NTS Virginia shall not transfer any interest of NTS Virginia in the Improvements or the Improvements Site and shall not create or permit to be outstanding any mortgage, encumbrance or lien on the Improvements or the Improvements Site, except Permitted Exceptions and except for the sale of subdivided lots and payment of the release price as more fully set forth in Section 7.1 hereof.

Section 4.7 NTS Virginia shall at all times maintain in effect and furnish the Bank with policies of and proof of payment of premiums on:

(a) During the process of building any amenities on the Improvements, builder's risk insurance as required herein;

(b) After completion of development of the Improvements and prior to the use of any amenities thereon or occupancy thereof, fire, extended coverage, vandalism, malicious mischief, sprinkler leakage and boiler (if any) hazard insurance on the Improvements in at least the amount of such amenities, with mortgagee endorsements in favor of the Bank;

(c) Comprehensive general public liability insurance on the Improvements Site protecting the Borrowers and containing a contractual liability clause; and

(d) Insurance against workmen's compensation claims and public liability risks, and such additional insurance in such amounts and covering such risks as is customary by persons or entities owning and operating similar properties.

Section 4.8 Borrowers hereby indemnify the Bank and agree to defend the Bank and hold the Bank harmless from and against all claims, injuries, losses, costs, damages, liabilities and expenses (including reasonable attorneys' fees and consequential damages) of any and every kind to any persons or property by reason of (i) the development of the Improvements or other work contemplated herein (except by reason of the gross negligence or willful misconduct of the Bank), (ii) the operation or maintenance of the Improvements, (iii) any other action or inaction by, or matter which is the responsibility of, Borrowers, or (iv) the breach of any representation or obligation of any of the Borrowers or Guarantors.

Section 4.9 The Borrowers shall pay and discharge, when due, all taxes, assessments and other governmental charges upon the properties of the Borrowers, as well as claims for labor and materials which, if unpaid, might by law become a lien or charge upon any of the property of the Borrowers; provided, that any such taxes, assessments, charges or claims need not be paid so long as the Borrowers are contesting such payment in good faith by appropriate proceedings which will avoid foreclosure of liens securing such items.

Section 4.10 NTS Virginia shall use the proceeds of all advances which NTS Virginia may receive directly, if any, solely in payment of costs incurred in connection with acquiring, developing the Improvements, as shown on the statements of estimated costs delivered to the Bank.

3014501.5

Section 4.11   The Borrowers and Guarantors shall furnish the Bank financial statements and cash flow statements in form and substance reasonably satisfactory to Bank and reasonably consistent with prior reporting to Bank by such entities (except that the Guarantor, NTS Mortgage Income Fund, may provide financial statements to Bank from its certified public accountants under the "agreed upon procedures" ("AVP") format; provided, however, that Bank, upon receipt of such financial statements, reserves the right, in its reasonable discretion to require additional information from such accountants if the Bank deems the financial statements prepared under the AVP format to be insufficient for its purposes), and federal, state and local income tax returns when requested, and in any event not less frequently than once each year, plus other information about Borrowers' and Guarantors' financial condition which Bank may request in writing.

Section 4.12   NTS Virginia and the Contractor will permit the Bank, through its designated agent, employees or representatives, to have free access to the Improvements and to inspect all work done and materials furnished in connection with the Improvements, and to inspect all books, records and contracts of NTS Virginia relating to the Improvements.

Section 4.13   Upon request of Bank, NTS Virginia shall keep the Bank informed of the progress of development of the Improvements.

Section 4.14   NTS Virginia shall pay all costs and expenses in connection with the Improvements, including, without limiting the generality of the foregoing, all hazard and liability insurance premiums, title insurance premiums and servicing fees, fees and expenses of the Bank's Improvements Inspector (hereinafter defined), cost of any completion or performance and payment bond, and all out-of-pocket expenses incurred by the Bank in connection with this financing, including recording and filing fees.

Section 4.15   If NTS Virginia (a) shall fail promptly to bond or discharge any mechanics' lien claim filed or otherwise asserted or to contest any such claims and give security or indemnity in the manner provided above, (b) having commenced to contest the same, and having given such security or indemnity, shall thereafter fail to prosecute such contest in good faith or with due diligence, or fail to maintain such indemnity or security so required by the Title Company, or (c) upon adverse conclusion of any such contest, shall fail to cause any judgment or decree to be satisfied and lien to be released, then, and in any such event, the Bank shall have the right, at its election, but shall not be required, (x) to procure the release and discharge of any such claim and any judgment or decree thereon, without inquiring into or investigating the amount, validity or enforceability of such lien or claim and (y) to settle or compromise the same or furnish such security or indemnity to the Title Company. Any amounts so expended by the Bank, including premiums paid or security furnished in connection with the issuance of any surety company bonds, shall be deemed to constitute disbursements of the Loan proceeds hereunder (even if the total amount of disbursements would exceed the face amount of the Note).

Section 4.16   The Bank, at its expense, may erect signs on the Improvements Site, in accordance with applicable government requirements indicating that financing for the Improvements has been provided by the Bank. The Bank, at its expense, shall also have the right to engage in reasonable publicity and public relations pertaining to the financing provided by the Bank.

Section 4.17   NTS Virginia shall pay timely all premiums on all insurance policies required under this Agreement from time to time; and when and as additional insurance is required from time to time during the term of the Loan and when and as any policies of insurance may expire, furnish to the Bank, premiums prepaid, additional and renewal insurance policies in companies, coverage and amounts satisfactory to the Bank, all in accordance with the terms hereof. Notwithstanding this subparagraph, if NTS Virginia defaults under this Agreement or any of the Loan Documents, the Bank shall have the right (but not the obligation) to place and maintain insurance required to be placed and maintained by NTS Virginia hereunder and treat the amounts expended therefor as additional disbursements of Loan proceeds (even if the total number of disbursements would exceed the face amount of the Note).

Section 4.18   If any proceedings are filed seeking to enjoin or otherwise prevent or declare unlawful the development or the occupancy, maintenance or operation of the Improvements or any portion thereof, NTS Virginia shall at its sole expense (i) cause such proceedings to be vigorously contested in good faith and (ii) in the event of an adverse ruling or decision, prosecute all allowable appeals therefrom. Without limiting the generality of the foregoing, NTS Virginia shall resist the entry or seek the stay of any temporary or permanent injunction that may be entered and use its best efforts to bring about a favorable and speedy disposition of all such proceedings.

Section 4.19   Borrowers shall, from time to time, upon the Bank's request, execute, deliver, record and furnish such documents as the Bank may reasonably deem necessary or desirable (i) to perfect and maintain perfected as valid liens upon the Improvements the liens granted by NTS Virginia to the Bank under the Deed of Trust and the other Loan Documents as contemplated by this Agreement, (ii) to correct any errors of a typographical nature which may be contained in any of the Loan Documents, and (iii) to consummate fully the transaction contemplated under this Agreement.

Section 4.20   Upon request by Bank, NTS Virginia shall provide the Bank with copies of all inspections, reports, test results and other information received by NTS Virginia from time to time from its employees, Banks, representatives, architects, engineers, any contractors and any other parties involved in the development, the design, development or operation of the Improvements, which in any way relate to the Improvements or the development, or any part thereof.

Section 4.21   NTS Virginia shall also provide the Bank with copies of all notices pertaining to the Improvements or any part thereof received by NTS Virginia from any federal, state or local governmental official, body, board or department or from any insurance company providing insurance on any of the Improvements, within seven (7) business days after such notice is received.

Section 4.22   NTS Virginia shall receive and hold in trust for the sole benefit of the Bank (and not for the benefit of any other person, including, without limitation, the Contractor or any subcontractors) all advances made hereunder directly to NTS Virginia, for the purpose of paying costs of development in accordance with the budget. NTS Virginia shall use the proceeds of the Loan solely for the payment of costs as specified in the budget. NTS Virginia will pay all other costs, expenses and fees relating to the acquisition, equipping, fixturing, use and operation of the Improvements.

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Section 4.23   NTS Virginia shall comply with any and all laws, regulations or orders with respect to "Environmental Laws" as defined in, and as more fully provided for in, the Deed of Trust.

ARTICLE 5.
DISBURSEMENT PROCEDURES

Section 5.1   NTS Virginia may obtain advances to the extent of the amount of the development work satisfactorily completed, and the amount of costs incurred for the purposes specified in Section 4.10 hereof, and NTS Virginia agrees that all sums requested hereunder for payment to each contractor shall not exceed the amount specified above.   NTS Virginia acknowledges and agrees that the Bank shall have no obligation to make any advance of Loan proceeds unless, giving effect to such advance, the undisbursed balance of the proceeds of the Loan shall equal or exceed the cost (as determined by the Bank) necessary to complete the development of the Improvements in accordance with the requirements of this Agreement. The Borrowers agree that no advance shall be made with respect to the foregoing unless, after the making of any such advance, there remains with the Bank Loan proceeds undisbursed in an amount equivalent to the Cost of Completion as reasonably determined by the Bank at the time of such advance.

Section 5.2   The Bank will disburse all loan funds directly as provided in this Agreement, and the Bank may deduct from each advance, or from the proceeds of the development loan, payments to be made to the Bank pursuant to this Agreement. The Bank shall have the absolute right to appoint its own Improvements inspector to make such inspections and examinations of development at the Improvements Site ("Improvements Inspector") for its own purposes hereunder as it shall reasonably deem appropriate; provided, however, that neither the Bank nor any officer, employee or representative of the Bank shall have any obligation, responsibility or liability to Borrowers or any other person regarding development of the Improvements.   Upon the appointment by the Bank of a Improvements Inspector, Bank shall inform NTS Virginia thereof and NTS Virginia agrees to pay the Bank for the Improvements Inspector's fees and other costs. NTS Virginia shall be responsible for making inspections of the Improvements during the course of development, and shall determine to its own satisfaction that the work done or material supplied by the Contractor or subcontractors to whom payment is to be made out of each advance has been properly done or supplied in accordance with applicable contracts. Neither the Bank nor any officer, employee or representative of the Bank shall have any liability or responsibility for the satisfactory completion of the Improvements or any part thereof, nor for inspection during development, nor for any acts on the part of NTS Virginia, the Contractor or any subcontractors to be performed in the development of the Improvements.

Section 5.3   Whenever NTS Virginia desires to obtain an advance, NTS Virginia shall submit to the Bank a Request for Disbursement in the current form of AIA Form G702/703 signed by the Contractor , at least ten (10) business days prior to the date on which the advance is requested (the "Advance Date"). NTS Virginia shall also submit to the Bank the following:

(a)   A certificate relating to each Request for Disbursement, signed by NTS Virginia; and

(b)   Evidence that all Loan proceeds disbursed to date have been applied to payment of costs to the Improvements (including, but not limited to, satisfactory waivers

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of mechanics and materialmen's liens, affidavits, sworn statements and receipts for materials); and

(c) Evidence that the Improvements are being developed in accordance with the Plans and Specifications and with applicable law. The Bank shall have the right to require, at NTS Virginia cost, any additional information, including, but not limited to, contracts and invoices, to complete the Bank's analysis of each disbursement request of NTS Virginia.

Upon receipt of each Request for Disbursement, NTS Virginia shall cause the Title Company to (i) deliver to the Bank an endorsement to the Title Policy dated as of the relevant Advance Date, and covering the amount of the requested Disbursement so that the total amount insured by the Title Policy equals the total amount disbursed by the Bank under the terms of this Agreement (or at the option of the Bank, confirmation from the Title Company that all requirements for the issuance of such an endorsement have been satisfied and confirmation that the Title Company will issue such an endorsement within a specified time acceptable to the Bank), and (ii) give the Bank immediate notice by telephone if any intervening liens are disclosed (other than those expressly listed in the Title Company's report or commitment identified above). If any such intervening liens are disclosed, disbursement of further advances shall be withheld until the Bank shall have been satisfied that such intervening liens have been waived or satisfied.

Section 5.4   No disbursement of Loan proceeds shall be made by the Bank to NTS Virginia at any time unless:

(a) All conditions precedent to that disbursement have been satisfied and Borrowers has satisfied all conditions to this Agreement and the Loan Documents which are to be performed prior to such Disbursement.

(b) The Bank shall be reasonably satisfied as to the continuing accuracy of the budget for the Improvements.

(c) No default has occurred under this Agreement, or under any of the Loan Documents which has not been cured, and no event, circumstance or condition has occurred or exists which, with the passage of time or the giving of notice, would constitute such a default.

(d) Except for the litigation against NTS Mortgage Income Fund previously disclosed to Bank, no litigation or proceedings are pending of threatened (including but not limited to, proceedings under Title 11 of the United States Code) against any of the Borrowers, any of the Guarantors or the Improvements.

(e) No event, circumstance or condition exists or has occurred which could, in the Bank's reasonable judgment, delay or prevent the completion of the Improvements by the date required by Section 4.1.

(f) No adverse change has occurred or is threatened against the Improvements or the financial condition of Borrowers or the Guarantors.

(g)   All representations and warranties made by Borrowers to the Bank herein and otherwise in connection with this Loan continue to be accurate, and all statements and representations made in the application for this Loan submitted to the Bank continue to be accurate.

(h)   The development of the Improvements shall be in accordance with the Plans and Specifications, as modified by any change orders, and no damage to, or destruction or condemnation of the Improvements or any portion thereof shall have occurred.

(i)   The Bank has received a satisfactory report from the Improvements Inspector, if any.

(j)   The Bank has received a waiver of mechanic's lien and materialman's lien executed by each subcontractor and material supplier for whom payment is to be made from the Loan proceeds to be disbursed covering liens for all work done and materials supplied up to the date of the then most recent prior disbursement of Loan proceeds by the Bank.

Section 5.5   When the Improvements are fully completed, NTS Virginia shall submit to the Bank a final Request for Disbursement in an amount not to exceed the amount of the direct costs shown on the Improvements budget, as modified by any change orders, less the aggregate amount of all previous disbursements made by the Bank.

Section 5.6   The final Request for Disbursement for the final advance shall be accompanied by the following, all of which shall be satisfactory to the Bank:

(a)   Certificates from the Improvements Inspector that the Improvements have been completed in accordance with the Plans and Specifications.

(b)   A certificate or certificates of occupancy from all applicable governmental authorities for the Improvements if the same is required by the appropriate governmental authority.

(c)   Any other certificates, licenses and permits required by any applicable governmental authority for the use, occupancy, or operation of the Improvements.

(d)   All fixtures, furniture, furnishings, equipment and other property contemplated under the Improvements budget and Plans and Specifications to be incorporated into or installed in the Improvements shall have been incorporated or installed free and clear of all liens and security interests other than the Permitted Exceptions, except those in favor of the Bank.

(e)   An affidavit of NTS Virginia stating that each person providing any material or performing any work in connection with the Improvements has been paid in full.

(f)   Any permits, license, certificates of occupancy or other evidence of compliance with the requirements of any governmental authorities necessary for use of the Improvements Site contemplated in the Plans and Specifications.

(g)   A satisfactory final inspection report of the Improvements Inspector, if any.

(h)   Evidence that all insurance required under the terms of this Agreement is in full force and effect.

(i)   Written acceptance of the Improvements completion by any surety of completion.

(j)   Such other items as may be reasonably required by the Bank, including, without limitation, evidence that the Improvements have been completed to the satisfaction of the Bank.

Section 5.7   Subject to the provisions of this Agreement and the other Loan Documents, the Bank shall make advances up to the aggregate amount of the direct and indirect costs specified in the Improvements budget for the purposes and in the amounts described therein, including advances to the Bank itself for payments to be made by the Borrowers as contemplated by this Agreement and the other Loan Documents; provided, however, that (i) the Bank shall retain from each such advance the Retainage if any; (ii) no such advance shall be made unless there remains, after such advance, undisbursed Loan proceeds which when combined with any retainage equals the cost to complete the Improvements in the judgment of the Bank; and (iii) in no event shall the total of all advances exceed the Loan Amount. If a contingency reserve is budgeted on the Improvements budget, the Bank reserves the right to disburse such amounts from the contingency reserve. The amount of each advance will be based upon the percentage of completion of work to be performed. All advances shall be deposited in the account to receive advances, except that if the Bank deems it necessary or desirable to do so the Bank may disburse all or any portion of any advances to such payees and in such amounts as the Bank, in its sole discretion, may approve or deem appropriate, by check either made payable directly to any party who is to be paid from such advance or by check made payable jointly to the Borrowers and such party. If a dispute arises with respect to any request for Disbursement, the Bank shall have the right without notice, to delay the advance until the dispute has been resolved.

Section 5.8   No advance for materials purchased but not yet installed or incorporated into the Improvements shall be made without the Bank's prior approval of the conditions under which such materials are purchased and stored. NTS Virginia shall provide the Bank, upon Bank's request in connection with such materials, a copy of a bill of sale or other evidence of title in NTS Virginia, together with a copy of the Uniform Commercial Code searches against NTS Virginia and the warehouseman, if applicable, indicating no liens or claims which may affect such materials.

Section 5.9   By execution of this Agreement, Borrowers authorize the Bank to make any advance to the account to receive such advance, and the Borrowers agree that, in so doing, the Bank will not be held accountable for any such advance made in good faith. The Bank may

3014501.5

apply amounts due hereunder to the satisfaction of the conditions hereof, and amounts so applied shall be part of the Loan and shall be secured by, evidenced by, bear interest in accordance with, and be due and payable in accordance with the Loan Documents.


ARTICLE 6.
DEFAULTS


Section 6.1   Any of the following events shall constitute an Event of Default under this Agreement:

(a)   The Borrowers shall default in the payment of sums due to the Bank and such default shall continue for a period of ten (10) days after written notice to Borrowers of such failure to make payment on the due date;

(b)   The Borrowers shall default in the performance or observance of any agreements or conditions required to be performed or observed by the Borrowers under the terms of this Agreement, and such default shall continue for a period of thirty (30) days after written notice to the Borrowers specifying such default (provided that if such default cannot be cured by the payment of monies and cannot reasonably be cured within thirty (30) days, Borrowers shall have a reasonable time to effect a cure, if curative action is commenced within said thirty (30) day period and is thereafter pursued diligently and in good faith by Borrowers to completion);

(c)   Any representation or warranty made by the Borrowers in this Agreement or in any certificate or document furnished under the terms of this Agreement shall prove untrue in any material respect, and which can not or has not been remedied within thirty (30) days following notice thereof, unless a new agreement has been reached between Borrowers and Bank which waives such Event of Default;

(d)   The Borrowers shall be in default under the terms of the Loan Documents or any other instrument executed and delivered by the Borrowers to the Bank with respect to the Improvements, and such default shall not be cured by the Borrowers or waived by the Bank within the period of grace, if any, applicable to such default under the terms of such instruments;

(e)   Any Borrower or any Guarantor shall be in default under the terms of any other indebtedness owed by any Borrowers or any Guarantor to Bank, and such default shall not be cured by the Borrowers or waived by the Bank within the period of grace, if any, applicable to such default under the terms of such instruments;

(f)   Development of the Improvements shall be abandoned, or shall be unreasonably delayed or discontinued for a period of thirty (30) days (for reasons other than those beyond the control of NTS Virginia or the Contractor), or development shall be delayed for any reason whatsoever to the extent that completion of the Improvements cannot, in the reasonable judgment of the Bank, be accomplished prior to the date specified in Section 4.1 hereof; or

(g)   Any of the Borrowers and/or Guarantors: (i) shall admit in writing the respective inability to pay debts by Borrowers and/or Guarantors; or (ii) shall make an

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assignment for the benefit of creditors; or (iii) shall be adjudicated a bankrupt, or (iv) shall file a voluntary petition in bankruptcy or effect a plan or other arrangement with creditors, or (v) shall have applied for, or permitted the appointment of, a receiver or trustee or custodian for any of property or assets of Borrowers or the Guarantors, or a trustee, receiver or custodian shall have been appointed for any property or assets of the Borrowers and/or Guarantors who shall not have been discharged within sixty (60) days after the date of his appointment;

(h)   The Improvements and Improvements Site are no longer primarily used for the purpose disclosed to Bank upon submission of NTS Virginia's Loan application to Bank for approval and NTS Virginia has not demonstrated to Bank's reasonable satisfaction prior to the conversion of the use that the alternative use to which the Premises has been put meets mortgagee's underwriting standards;

Section 6.2   Upon the occurrence of an Event of Default, unless such Event of Default is subsequently waived in writing by the Bank, the Bank shall be entitled, at the option of the Bank, to exercise any or all of the following rights and remedies:

(a)   The Bank may terminate its obligation to make advances under this Agreement and may declare the entire unpaid principal balance of the advances to NTS Virginia made under this Agreement to be immediately due and payable, together with accrued and unpaid interest on such advances, without further notice to or demand on the Borrowers.

(b)   The Bank may exercise all enforcement remedies specified in the Loan Documents and any other documents issued by the Borrowers with respect to the Loan, including (without limiting the generality of the foregoing) the right to foreclose the Deed of Trust and other collateral securing the Note.

Section 6.3   If an Event of Default occurs that is specified in Section 6.1(f) or any Event of Default occurs that is caused by NTS Virginia's failure, for any reason, to continue with development of the Improvements as required by this Agreement, then the Bank may (but shall not be obligated to) take over and complete development of the Improvements in accordance with the Plans and Specifications, with such changes as the Bank may, in its discretion, deem appropriate (provided the character and scope of the Improvements remains materially unchanged all at the risk, cost and expense of the Borrowers. The Bank may assume or reject any contracts entered into by NTS Virginia in connection with the Improvements, and may enter into additional or different contracts for services, labor and for materials required, in the judgment of the Bank, to complete the Improvements, and may pay, compromise and settle all claims in connection with the Improvements. All sums expended by the Bank in completing the Improvements (whether aggregating more or less than the amount of the Note) shall be deemed advances made by the Bank to the Borrowers, and the Borrowers shall be liable to the Bank for the repayment of such sums, together with interest on such amounts from the date of their expenditure at the default rate specified in the Note. The Bank may, in its discretion, at any time, abandon work on the Improvements after having commenced such work, and may re-commence such work at any time, but nothing in this paragraph shall impose any obligation on the Bank to either complete or not to complete the Improvements. For the purpose of carrying out the provisions of this paragraph, the Borrowers irrevocably appoint the Bank its attorney-in-fact,

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with full power of substitution, to execute and deliver all such documents, pay and receive such funds, and take such action as may be necessary, in the judgment of the Bank, to complete the Improvements.

Section 6.4   NTS Virginia unconditionally assigns to the Bank all of its rights in the development contract with the Contractor and any subcontractors or material suppliers it may have or enter into in the future in completing the Improvements.   This assignment is to be accepted and become effective only in the event the Bank shall proceed with the remedies afforded under Section 6.3 above.

ARTICLE 7.
RELEASE

Section 7.1   Bank agrees to release each subdivided residential lot on the Improvements from the liens created under the Deed of Trust upon payment to Bank of the greater of (i) one hundred percent (100%) of the net sales proceeds, as defined hereafter, for such lot; or (ii) One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00), to be applied as a principal payment toward the outstanding balance of the Note until such Note is paid in full. For purposes herein, "net sales proceeds" shall mean gross sales proceeds less Borrowers' expenses for real estate taxes, transfer taxes, recording fees, other customary closing costs and broker sales commission. Upon such payment, Bank will release the lien of the Loan Documents on each such lot.

ARTICLE 8.
CROSS-COLLATERALIZATION/CROSS-DEFAULT

Section 8.1   Cross-Collateralization. The Loan and Fawn Lake Loan (collectively, the "Loans") shall be cross-collateralized as of the effective date of this Agreement and accordingly, Borrowers hereby grant and mortgage the Fawn Lake Property, the Fawn Lake Golf Course Property and the Additional Property (all as defined in the Seventh Mortgage Loan Modification) to Lender under the terms of the Deed of Trust, Additional Deed of Trust and Additional Mortgage (as defined in the Seventh Mortgage Loan Modification) and all other collateral securing the Loans shall secure all of the Loans and all obligations under the Loan Documents and the documents evidencing and securing the Loan.

Section 8.2   Cross-Default. That upon the occurrence of an Event of Default as defined in the Note or Fawn Lake Note, Loan Documents or Fawn Lake Loan Documents, Lender may, at its option and in its sole and absolute discretion, but only after the giving of written notice and the passage of the cure period as provided in such Loan Documents or Fawn Lake Loan Documents, declare an Event of Default under all of the Loans and exercise any and all remedies available upon the occurrence of an Event of Default as provided in the Loan Documents or Fawn Lake Loan Documents. Such remedies include, without limitation, the right to declare the entire aggregate balance of principal, accrued interest, and other charges then outstanding under any one or all of the Note or Fawn Lake Note immediately due and payable and the right to foreclose the Deed of Trust, Additional Deed of Trust and Additional Mortgage and repossess any other collateral securing the Loan Documents or Fawn Lake Loan Documents. Lender's remedies shall be cumulative, concurrent, and nonexclusive and may be pursued

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against Borrowers or any collateral for the Loans, including the Fawn Lake Property, the Fawn Lake Golf Course Property and the Additional Property or any parcel or parcels thereof.

ARTICLE 9.
MISCELLANEOUS

Section 9.1   The provisions of this Agreement shall inure to the benefit of and be binding upon the Borrowers and the Bank, and their respective heirs, successors and assigns; provided, however, that this Agreement may not be assigned by the Borrowers without the consent of the Bank. No delay on the part of the Bank in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege constitute such waiver nor exhaust the same, which shall be continuing. The rights and remedies of the Bank specified in this Agreement shall be in addition to and not exclusive of any other rights and remedies which the Bank, by operation of law, would otherwise have.

Section 9.2   All agreements, representations and warranties made in this Agreement shall survive its execution, and the making of the advances by the Bank, and the execution of the Loan Documents and shall continue until the Bank receives payment in full for all indebtedness of the Borrowers incurred under this Agreement.

Section 9.3   This Agreement may be executed in any number of counterparts, all of which shall constitute a single agreement.

Section 9.4   Except for any notice required under applicable law to be given in another manner, any notice, demand, request or other communication to be given by any party to the other shall be in writing and shall be deemed to have been properly given (i) if hand delivered or if sent by telecopy, effective upon receipt; (ii) if delivered by overnight courier service, effective on the day following delivery to such courier service; or (iii) if mailed by United States registered or certified mail, postage prepaid, return receipt requested, effective two (2) days after deposit in the United States mails, addressed in each case to the parties at their addresses set forth herein, or at such other address or to such other addressee as a party may have so furnished to the other:

As to Borrowers:	c/o 10172 Linn Station Road Louisville, Kentucky 40223 Attn: Brian F. Lavin
With a copy to:	John Warley, Esq. 1320 Central Park Boulevard Suite 227 Fredericksburg, Virginia 22401
As to the Bank:	National City Bank One East Fourth Street Cincinnati, Ohio 45202 Attention: Commercial Real Estate Division

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With a copy of any notice in
respect of default to: Keating, Muething & Klekamp, PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Attention: Mark J. Weber

Section 9.5   Any of the acts which the Borrowers are required to do or prohibited from doing by any of the provisions of this Agreement or of any of the other instruments executed and delivered by the Borrowers to the Bank with respect to this Agreement may be omitted or done, as the case may be, by the Borrowers if the Bank consents thereto by an instrument in writing.

Section 9.6   Bank is not responsible for development of the Improvements. NOTWITHSTANDING INSPECTION OF THE PROJECT SITE AND THE IMPROVEMENTS THEREON, BANK ASSUMES THE BORROWERS WILL USE A PROJECT INSPECTOR. THE BANK IS NOT RESPONSIBLE FOR THE QUALITY OF DEVELOPMENT, OR WORKMANSHIP, OR FOR THE ADHERENCE TO THE PLANS AND SPECIFICATIONS FOR IMPROVEMENTS.

Section 9.7   Borrowers hereby acknowledge and agree that the undertaking of Bank under this agreement is limited:

(a)   BANK IS NOT AND WILL NOT BE IN ANY WAY THE BANK FOR OR TRUSTEE OF BORROWERS. BANK DOES NOT INTEND TO ACT IN ANY WAY FOR OR ON BEHALF OF BORROWERS IN DISBURSING THE PROCEEDS OF THE LOAN. ITS PURPOSE IN MAKING THE REQUIREMENTS SET FORTH IN THIS AGREEMENT IS TO PROTECT THE VALIDITY AND PRIORITY OF ITS MORTGAGE AND THE VALUE OF ITS SECURITY. BANK DOES NOT INTEND TO BE AND IS NOT AND WILL NOT BE RESPONSIBLE FOR: THE COMPLETION OF ANY IMPROVEMENTS ERECTED OR TO BE ERECTED UPON THE PROJECT SITE; THE PAYMENT OF BILLS OR ANY OTHER DETAILS IN CONNECTION WITH THE PROJECT SITE; ANY PLANS AND SPECIFICATIONS PREPARED IN CONNECTION WITH THE PROJECT; OR BORROWERS' RELATIONS WITH ANY CONTRACTORS, SUBCONTRACTORS, MATERIALMEN, OR LABORERS PERFORMING WORK OR SUPPLYING MATERIALS FOR THE PROJECT.

(b)   BANK ASSUMES NO RESPONSIBILITY FOR THE ARCHITECTURAL OR STRUCTURAL SOUNDNESS OF ANY IMPROVEMENTS TO BE ERECTED UPON THE PROJECT SITE OR FOR THE APPROVAL OF ANY PLANS AND SPECIFICATIONS IN CONNECTION THEREWITH OR FOR ANY IMPROVEMENTS AS FINALLY COMPLETED.

Section 9.8   Trading with the Enemy Act. Neither the issuance of the Note nor the use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the Untied States Treasury Department (31 CRF, Subtitle B, Chapter V, as amended) or the Anti-Terrorism Order or any enabling legislation or executive order relating to any of the same. Without limiting the generality of the foregoing, neither Bank nor any of its affiliates (a) is or will become a blocked person described in Section 1 of the Anti-

3014501.5

Terrorism Order; or (b) engages or will engage in any dealings or transactions or be otherwise associated with any such blocked person. For purposes hereof, "Anti-Terrorism Order" means Executive Order No. 13,224,66 Fed. Reg. 49,079 (2001), issued by the President of the Untied States (Executive Order Blocking Property and Prohibiting Transactions).

Please execute the form of acceptance appearing below and return one counterpart of this Agreement to the Borrowers, at which time, this letter will constitute an agreement between the Borrowers and the Bank.

LENDER:

NATIONAL CITY BANK



By: _____
    Brent E. Johnson,
    Senior Vice President

BORROWERS:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation



By: _____
Name: Neil A. Mitchell
Title: SVP

NTS/LAKE FOREST II RESIDENTIAL
CORPORATION, a Kentucky corporation



By: _____
Name: Neil A. Mitchell
Title: SVP

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PROMISSORY NOTE

$1,385,544.00

Cincinnati, Ohio
August 18, 2009

FOR VALUE RECEIVED, the undersigned, **NTS/VIRGINIA DEVELOPMENT COMPANY,** a Virginia corporation ("NTS Virginia") and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION,** a Kentucky corporation (collectively, the "Borrowers"), hereby unconditionally promise to pay to the order of **NATIONAL CITY BANK,** a national banking association (the "Bank"), as payee, having an office at One East Fourth Street, Cincinnati, Ohio 45202 or at such other place as the holder hereof may from time to time designate in writing, the principal sum of ONE MILLION THREE HUNDRED EIGHTY-FIVE THOUSAND FIVE HUNDRED FORTY-FOUR AND 00/100 DOLLARS ($1,385,544.00) or so much as is actually drawn by Borrowers hereunder in lawful money of the United States of America with interest thereon at the Libor Loan Rate in accordance with the terms of this Note.

     1.   Definitions. The following terms shall have the following meanings as used in this Note:

"Advance" means each disbursement of the proceeds of the Loan evidenced by this Note made under or pursuant to the Construction Loan Agreement.

"Banking Day" means any day other than a Saturday, Sunday, public holiday or other day on which banking institutions in Cincinnati, Ohio, are generally closed and do not conduct banking business.

"Construction Loan Agreement" means that certain Development Loan Disbursing Agreement dated of even date herewith, by and between Borrowers and the Bank, together with all modifications and amendments thereto.

"Deed of Trust" means that certain Deed of Trust, Assignment and Security Agreement dated of even date herewith, granted by NTS Virginia to the Bank and encumbering certain real property located in Spotsylvania County, Virginia and more particularly described therein, together with any and all amendments, modifications or supplements thereto.

"Default Rate" means an annual interest rate equal to the lesser of (a) four percent (4%) plus the LIBOR Loan Rate existing at the time of calculation of the Default Rate, or (b) the maximum interest rate which Bank may by law charge Borrowers.

"Eurodollar Banking Day" means any Banking Day on which banks in the London Interbank Market deal in United States dollar deposits and on which banking institutions are generally open for domestic and international business at Cincinnati, Ohio and in New York, New York.

3014499.4

"Guarantors" shall mean NTS Mortgage Income Fund, a Delaware corporation, NTS Guaranty Corporation, a Kentucky corporation and J.D. Nichols, their successors and assigns, his heirs, executors, administrators, personal representatives and assigns.

"Guaranties" mean the Unconditional and Continuing Guaranties dated of even date, given by Guarantors in favor of Bank in connection with the loan evidenced by this Note and all amendments, modifications or supplements thereof.

"Late Charge" means an amount equal to the greater of (i) Twenty and No/100ths Dollars ($20.00), or (ii) five percent (5%) of the amount of such required but unpaid payment to Bank. Such Late Charge is imposed to help defray the expenses incurred by Bank in handling and processing the delinquent payment and to compensate Bank for the loss of the use of the delinquent payment and the amount shall be secured by the Deed of Trust and the other Loan Documents.

"Libor Loan Rate" means a fluctuating rate which is equal to the sum of the greater of: (i) four and 00/100 percent (4.00%) per annum, **plus** One Month Libor, determined by Bank, as available, at the end of each Banking Day or (ii) Six and 00/100 percent (6.00%). Bank shall not be required to notify Borrowers of any adjustment in the Libor Loan Rate. Borrowers may, however, request a quote of the prevailing One Month Libor on any Banking Day.

"Loan Documents" means this Note, the Deed of Trust, the Guaranties and any other agreement, instrument, certificate or document now or hereafter executed to evidence or to secure the indebtedness evidenced by this Note, together with any and all modifications, amendments and supplements thereof.

"Maturity Date" means September 1, 2010 (or such earlier date as the Bank may accelerate the indebtedness evidenced hereby by reason of Borrowers' default hereunder or under any other Loan Document).

"One Month Libor" means the rate per annum (rounded upwards, if necessary, to the next higher 1/16 of 1%) determined by Bank and equal to the average rate per annum at which deposits (denominated in United States dollars) in an amount similar to the principal amount of the Note and with a maturity one month after the date of reference are offered to Bank at 11:00 a.m. London time (or as soon thereafter as practicable) on the date of reference by banking institutions in the London, United Kingdom market, as such interest rate is referenced and reported by the British Bankers Association in the Bridge Financial Telerate system "Page 3750" report, or, if the same is unavailable, any other generally accepted authoritative source of such interest rate as Bank may reference from time to time.

2.   Applicable Interest Rate. Interest shall be computed at the Libor Loan Rate on a 360-day year basis and on the actual number of days elapsed. All sums payable hereunder shall be payable in lawful money of the United States at the address set forth above or at such other address as the Bank may specify by written notice to Borrowers.

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3.   Payments of Interest.   Commencing on the date of this Note and continuing through the Maturity Date, Borrowers shall make monthly interest payments at the Libor Loan Rate on the outstanding principal balance of the indebtedness evidenced hereby. The first such payment shall be due and payable on the 1st day of August, 2009 and subsequently such interest payments shall be due and payable on the 1st day of each successive calendar month thereafter. The entire unpaid principal balance of the indebtedness evidenced hereby, together with all accrued but unpaid interest and all other sums payable to the Bank pursuant to this Note or any other Loan Document, shall be due and payable in a single payment on September 1, 2010.

4.   Prepayments.   Borrowers may prepay this Note, in whole or in part, without premium or penalty at the time of such prepayment.

5.   Late Charges; Default Rate.   If the Borrowers fail to pay, in full, any interest payment or other sum required hereunder, including all sums due hereunder at Maturity, and such failure to pay continues for ten (10) days after Borrowers' receipt of written notice of such failure to pay, then, in addition to any interest which may accrue at the Default Rate, Borrowers shall pay to Bank, upon demand, a Late Charge. Payment of such Late Charge shall not be construed as an agreement or privilege to extend the date of the payment of any interest payment or other sum required hereunder, nor as a waiver of any other right or remedy accruing to Lender by reason of the occurrence of any Event of Default. The payment of a Late Charge will not cure or constitute a waiver of any Event of Default under this Note. In addition, Borrowers agree that upon the occurrence of an Event of Default, Bank shall be entitled to receive and Borrowers shall pay interest on the entire unpaid principal sum then outstanding hereunder at a per annum rate equal to the Default Rate. The Default Rate shall be computed from the occurrence of the Event of Default until the earlier of the date upon which the Event of Default is cured or the date upon which all sums due hereunder are paid in full. Interest calculated at the Default Rate shall be added to the principal, and shall be deemed secured by the Deed of Trust. This clause, however, shall not be construed as an agreement or privilege to extend the date of the payment of this Note, nor as a waiver of any other right or remedy accruing to Bank by reason of the occurrence of any Event of Default.

6.   Application of Payments Legal Rate of Interest.   Payments, other than prepayments, will be applied first to interest payments in the order of their respective due dates. However, if a payment so applied would pay the principal amount of the Note in full but would leave Late Charges outstanding, the payment will instead be applied to Late Charges prior to being applied to the principal amount of this Note. This Note, the Deed of Trust and the other Loan Documents are subject to the express condition that at no time shall Borrowers be obligated or required to pay interest on the principal balance due hereunder at a rate which could subject Bank to either civil or criminal liability as a result of being in excess of the maximum interest rate which Borrowers are permitted by applicable law to contract or agree to pay. If by the terms of this Note, the Deed of Trust and the other Loan Documents, Borrowers are at any time required or obligated to pay interest on the principal balance due hereunder at a rate in excess of

-3-

such maximum rate, the Libor Loan Rate or the Default Rate, as the case may be, shall be deemed to be immediately reduced to such maximum rate and all previous payments in excess of the maximum rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to Bank for the use, forbearance, or detention of the debt evidenced by this Note, shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Note until payment in full so that the rate or amount of interest on account of the debt evidenced by this Note does not exceed the maximum lawful rate of interest from time to time in effect and applicable to said debt for so long as the debt is outstanding.

7.   Security for this Note. The indebtedness evidenced by this Note is secured by the Deed of Trust and the other Loan Documents. Reference is made to the Deed of Trust and such other Loan Documents for a description of the rights of the Bank and the security for the indebtedness evidenced by this Note. Neither this reference, the Deed of Trust or any other Loan Document, nor any action taken in respect thereof, shall affect or impair Borrowers' absolute and unconditional obligation for the payment of the indebtedness evidenced by this Note and other Loan Documents, together with interest thereon at the rate or rates provided above.

8.   Events of Default. Any of the following events shall be an "Event of Default" under this Note:

(a)   Borrowers' failure to make any payment of interest, including any other sum required hereunder, within ten (10) days of Borrowers' receipt of written notice from Bank that such payment is due;

(b)   Borrowers' failure to make any payment which becomes due and payable under the Deed of Trust or any other Loan Document within ten (10) days after Borrowers' receipt of written notice from Bank that such amount was not paid when the same was due and payable;

(c)   any other Event of Default shall occur under or as defined in the Deed of Trust or any other Loan Document and not cured within applicable cure periods; or

(d)   any Borrower or any Guarantor voluntarily files, or has filed against it or any one of them, a complaint or action for relief under any bankruptcy or insolvency laws, or for the appointment of a receiver which, solely as to any such involuntary action, is not dismissed within ninety (90) days of its filing.

9.   Remedies. If any Event of Default occurs, the Bank may, at its option, accelerate the Maturity Date of the Note. If the Bank chooses to accelerate, the entire unpaid principal amount, together with interest at the Default Rate set forth above, shall be immediately due and payable, without demand or notice, both of which are expressly waived by Borrowers. In addition, at any time after and during the pendency of any Event of Default, the Bank may avail itself of any and all other rights and remedies which may then be available to the Bank

-4-

hereunder, under any Loan Document, at law or in equity. In addition to all liens upon and rights of setoff against the money, securities, or other property of Borrowers given to Bank by law, Bank shall have a lien upon and a right of setoff against all money, securities, and other property of Borrowers, now or hereafter in possession of or on deposit with Bank, whether held in a general or special account or deposit, or for safe-keeping or otherwise, and every such lien and right of setoff may be exercised without demand upon, or notice to Borrowers. No lien or right of setoff shall be deemed to have been waived by any act or conduct on the part of Bank, or by any neglect to exercise such right of setoff or to enforce such lien, or by any delay in so doing, and every right of setoff and lien shall continue in full force and effect until such right of setoff or lien is specifically waived or released by an instrument in writing executed by Bank. Anything to the contrary contained herein notwithstanding, Bank shall have no right of set-off against any money, securities, or other property of any Affiliate of Borrowers, including any lockbox or treasury management arrangement with Bank, based on an Event of Default. As used herein, "Affiliate" means any person controlling or controlled by or under common control with the Borrowers, including, without limitation, a member, a person or other entity controlling or under common control with any such member, or a member of the immediate family of any such member.

10. Miscellaneous Provisions.

(a) If any provision of this Note or the application thereof to any person or circumstance shall be held invalid or unenforceable, the remainder of this Note or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall be valid and enforceable to the fullest extent permitted by law.

(b) Borrowers represent and warrant to Bank that all funds received in consideration of the making and delivery of this Note shall be used for business or commercial purposes. All notices required or permitted hereunder shall be given as provided in the Deed of Trust. This Note and, to the extent consistent with this Note, the other writings related hereto, set forth the entire agreement of Borrowers and Bank as to the subject matter of this Note. Without limiting the generality of the foregoing, Borrowers hereby acknowledge that Bank has not based, conditioned, or offered to base or condition the credit hereby evidenced or any charges, fees, interest rates, or premiums applicable thereto upon Borrowers' agreement to obtain any other credit, property, or service other than any loan, discount, deposit, or trust service from Bank. The provisions of this Note shall bind Borrowers and Borrowers' successors and assigns and benefit Bank and its successors and assigns, including each subsequent holder, if any, of this Note.

(c) This Note shall be construed and enforced according to, and governed by, the laws of the State of Ohio without reference to conflicts of laws provisions which, but for this provision, would require the application of the law of any other jurisdiction.

(d)   Presentment, notice of dishonor and protest are waived by Borrowers and all debtors, sureties, guarantors and endorsers. Time is of the essence with respect to all provisions of this Note.

(e)   Absent manifest error, the Bank's books and records shall be conclusive and binding with respect to the matters set forth therein.

(f)   AS A MATERIAL INDUCEMENT FOR THE BANK TO EXTEND CREDIT TO BORROWERS, AND AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL OF THEIR OWN SELECTION, BORROWERS AND BANK EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER IN CONTRACT, TORT OR OTHERWISE, RELATING DIRECTLY OR INDIRECTLY TO THE LOAN EVIDENCED BY THIS NOTE, THE APPLICATION FOR THE LOAN EVIDENCED BY THIS NOTE, THIS NOTE, THE MORTGAGE, OR THE OTHER LOAN DOCUMENTS OR ANY ACTS OR OMISSIONS OF EITHER PARTY AND ITS RESPECTIVE MEMBERS, ITS OFFICERS, EMPLOYEES, DIRECTORS OR AGENTS IN CONNECTION THEREWITH.   THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY BORROWERS AND BANK, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.

BORROWERS:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation



By:_____
Name: Neil A Mitchell
Title: SVP

NTS/LAKE FOREST II RESIDENTIAL
CORPORATION, a Kentucky corporation



By:_____
Name: Neil A Mitchell
Title: SVP

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UNCONDITIONAL AND CONTINUING GUARANTY

THIS UNCONDITIONAL AND CONTINUING GUARANTY (the "Guaranty") is made this 18th day of August, 2009, by **NTS GUARANTY CORPORATION**, a Kentucky corporation, whose address for all purposes relevant to this Guaranty is 10172 Linn Station Road, Louisville, Kentucky 40223 ("Guarantor") in favor of **NATIONAL CITY BANK**, a national banking association having an address at One East Fourth Street, Cincinnati, Ohio 45202 (the "Bank").

RECITALS:

A. **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II") (NTS/Virginia and NTS/Lake Forest II may be collectively referred to herein as the "Borrowers"), have requested a loan from the Bank, and the Bank has agreed to the loan, provided, among other things, that the Guarantor guaranty the payment of all of the indebtedness to be evidenced by such loan, together with interest thereon, for the benefit of the Bank.

B. The Guarantor acknowledges that it will derive substantial economic benefit from the making of the loan so requested to Borrowers.

NOW, THEREFORE, for Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purpose of inducing the Bank to extend credit to the Borrowers, the Guarantor hereby agrees as follows:

1. **Absolute and Unconditional Guaranty.** The Guarantor absolutely and unconditionally guarantees: (a) the prompt and punctual payment when due, by acceleration or otherwise, of all of the indebtedness evidenced by that certain Promissory Note in the principal amount of One Million Three Hundred Eighty-Five Thousand Five Hundred Forty-Four and 00/100 Dollars ($1,385,544.00) (which, together with any and all amendments, modifications and supplements thereof and all notes issued in substitution or exchange therefor, is referred to as the "Note") from Borrowers in favor of the Bank dated of even date herewith; and (b) and under any and all other documents, instruments and agreements evidencing or securing the indebtedness evidenced by the Note (all of such documents, instruments and agreements, and all amendments and modifications thereof, are collectively referred to herein as the "Loan Documents"). The Guarantor's obligation for the payment of the indebtedness evidenced by the Note and Loan Documents shall include, without limitation, the obligation for the payment of: (a) the outstanding principal balance of such indebtedness under the Note; (b) all interest which may accrue or be payable pursuant to the Note (including, without limitation, interest at any default rate specified in the Note); (c) all fees and costs which may be or become payable in accordance with the terms of the Note and Loan Documents (including all late fees and charges); and (d) all costs of collecting or enforcing the Note, Loan Documents or this Guaranty. All of

the obligations described in this Section 1 are collectively referred to as the "Guaranteed Obligations".

2.   <u>Guarantee Unconditional.</u> The Guarantor's obligations hereunder are continuing, absolute and unconditional, regardless of any facts or circumstances which might otherwise constitute a legal or equitable discharge of, or a defense for, a guarantor or surety. This absolute, continuing, unconditional, and unrestricted guaranty is a guaranty of payment and not a guaranty of collection. Upon Borrowers' failure to pay the Guaranteed Obligations promptly when due, Bank, at its sole option, may proceed against the Guarantor to collect the Guaranteed Obligations, with or without proceeding against the Borrowers, any co-maker or co-surety or co-Guarantor, any indorser or any collateral held as security for the Guaranteed Obligations. Any and all payments upon the Guaranteed Obligations made by the Borrowers, the undersigned, or any other person, and the proceeds of any and all collateral securing the payment of the Guaranteed Obligations and this Guaranty, may be applied by Bank in whatever manner it may determine in its sole discretion. Without limiting the generality of the foregoing, the Guarantor agrees that the Bank may take the following actions, without the knowledge or consent of the Guarantor and without affecting the liability of the Guarantor under this Guaranty:

      (a)   The Note or any other Loan Document may be modified or amended, and all or any component of Guaranteed Obligations may be renewed or the maturity may be extended from time to time at any rate or rates of interest;

      (b)   Property now or hereafter held as security for or pertaining to the Guaranteed Obligations may be sold, exchanged, surrendered or otherwise dealt with by the Bank; and

      (c)   Settlements, compromises, compositions, accounts stated and agreed balances pertaining to the Guaranteed Obligations may be affected in good faith between the Bank and the Borrowers.

In addition, the Guarantor agrees that its obligations hereunder shall remain in full force and effect without regard to, and shall not be released, discharged or affected by: (i) any exercise or nonexercise, or delay in exercising, any right, power or remedy under or in respect of the Note, this Guaranty or any other Loan Document, or any waiver, consent, indulgence or other action (or inaction) in respect of any of the same; (ii) any bankruptcy, insolvency, arrangement, composition or similar proceedings commenced by or against either Borrower; (iii) any failure to perfect, or any release or waiver of, any rights or security furnished to the Bank with respect to any of the Guaranteed Obligations; (iv) the genuineness, validity or enforceability of any of the Loan Documents; (v) any limitations of liability of the Borrowers which may be provided in any Loan Document; or (vi) any other circumstances which might otherwise constitute a legal or equitable discharge of a guarantor or surety.

3.   <u>No Duty to Exhaust Remedies.</u> The Guarantor hereby expressly waives diligence, protest, demand, presentment and notices of any kind, and waives any requirement that the Bank

2

exhaust any right or remedy, or proceed first against the Borrowers or any security for the Guaranteed Obligations before calling upon the Guarantor for collection of the Guaranteed Obligation.

4.   SUBROGATION.   UNTIL SUCH TIME AS THE GUARANTEED OBLIGATIONS ARE PAID IN FULL, THE GUARANTOR AGREES NOT TO SEEK RECOURSE AGAINST THE BORROWERS BY WAY OF SUBROGATION OR OTHERWISE IF SUCH GUARANTOR IS CALLED UPON TO PAY THE BANK UNDER THIS INSTRUMENT. UNTIL SUCH TIME AS THE GUARANTEED OBLIGATIONS ARE PAID IN FULL, THE GUARANTOR IRREVOCABLY WAIVES ANY AND ALL RIGHTS HE MAY HAVE AT ANY TIME (WHETHER ARISING DIRECTLY OR INDIRECTLY, BY OPERATION OF LAW OR CONTRACT) TO ASSERT ANY CLAIM AGAINST THE BORROWERS ON ACCOUNT OF PAYMENTS MADE BY THE GUARANTOR UNDER THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY AND ALL RIGHTS OR SUBROGATION, REIMBURSEMENT, EXONERATION, CONTRIBUTION OR INDEMNITY.

5.   Effect of Bankruptcy Proceedings, Etc.   If at any time any whole or partial payment of the Guaranteed Obligations is rescinded or must otherwise be restored or returned by the Bank upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrowers or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrowers, this Guaranty shall continue to be effective, or be reinstated, as the case may be, all as though such payment had not been made.

6.   Reporting Requirements.   The Guarantor shall furnish to the Bank when requested, and in any event not less frequently than once each year: (i) financial statements in form and substance reasonably satisfactory to the Bank, and (ii) true, correct and complete copies of its federal income tax return (as the same is filed with the Internal Revenue Service). The Guarantor represents and warrants to the Bank that all financial statements furnished (or to be furnished) to the Bank accurately reflect (or, when delivered, will accurately reflect) its financial condition at the times and for the periods therein stated.

7.   Certain Transfers Prohibited.   The Guarantor agrees that so long as any of the Guaranteed Obligations remains outstanding, it will not give or otherwise transfer or dispose of any material portion of its assets to any other person or entity for less than the reasonably equivalent value of such assets.

8.   Miscellaneous Provisions.

(a)   From time to time at the Bank's request, the Guarantor shall execute and deliver to or as directed by the Bank any and all documents, instruments or agreements of further assurance that the Bank may reasonably require to confirm this Guaranty or to carry out the purpose and intent hereof.

(b)   This Guaranty may not be modified, amended, discharged or terminated except by a written instrument executed by each party against whom such modification, amendment, discharge or termination is sought.

(c)   No course of dealing and no delay by the Bank in exercising any right or remedy hereunder shall affect or impair any other or future exercise of any such right or remedy. The rights and remedies of the Bank under this Guaranty are cumulative and are not exclusive of any rights or remedies which may be available to the Bank under the Note, under any other Loan Document, at law or in equity; any or all such remedies may be exercised concurrently or successively.

(d)   The Guarantor agrees to pay, or to reimburse the Bank for, any and all out-of-pocket expenses reasonably incurred by the Bank (including, without limitation, reasonable attorneys' fees and costs) in connection with the enforcement or preservation of the Bank's rights under this Guaranty.

(e)   If any provision of this Guaranty, or the application of any such provision to any person or circumstance, shall be invalid or enforceable, the remainder of this Guaranty or the application of any such provision to other persons or circumstances shall not be affected thereby, and shall remain valid and enforceable to the fullest extent permitted by law.

(f)   This Guaranty shall be binding upon the Guarantor and its successors and assigns, and shall inure to the benefit of the Bank and its successors and assigns.

(g)   This Guaranty shall be governed by the laws of the State of Ohio.

(h)   AS A SPECIFIC INDUCEMENT FOR THE BANK TO EXTEND CREDIT TO THE BORROWERS, AND AFTER HAVING THE OPPORTUNITY TO CONSULT COUNSEL, THE GUARANTOR EXPRESSLY WAIVES ANY RIGHT THAT HE MAY HAVE TO A TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING ARISING FROM OR RELATED TO THIS GUARANTY.

(i)   All notices, requests, demands and other communications in connection with this Guaranty shall be in writing and shall be sent by certified mail, postage prepaid, return receipt requested and addressed as set forth below:

(i)   if to the Bank:

NATIONAL CITY BANK
One East Fourth Street
Cincinnati, Ohio 45202
Attn: Commercial Real Estate Division

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with a copy concurrently to:

Keating, Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Attn: Mark J. Weber, Esq.

(ii) if to the Guarantor:

NTS Guaranty Corporation
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Gregory A. Wells

with a copy concurrently to:

Rosann D. Tafel, Esq.
NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223

All notices furnished in compliance with the foregoing shall be deemed effective when received by the party to whom it is addressed.

(j) This guaranty shall inure to the benefit of and bind the parties hereto, their successors and assigns, and their legal representatives or heirs. Bank may, at its option, assign this guaranty to any other party who is or becomes the indorsee or assignee of any part of the Guaranteed Obligations, or who is in possession of or the bearer of any part of the Guaranteed Obligations that is payable to the bearer, and the undersigned shall continue to be liable under this guaranty to such other party to the extent of such indorsed, assigned, or possessed Guaranteed Obligations.

This Unconditional and Continuing Guarantee is executed as of the date first set forth above.

Witnesses:

Rita K. Martin
Print: Rita K. Martin

Susan M. Howard
Print: Susan M. Howard

GUARANTOR:

NTS GUARANTY CORPORATION,
a ~~Kentucky~~ corporation

By: [signature]
Name: Brian F. Lavin
Title: President

5

3014505.4

UNCONDITIONAL AND CONTINUING GUARANTY

THIS UNCONDITIONAL AND CONTINUING GUARANTY (the "Guaranty") is made this 18th day of August, 2009, by **J.D. NICHOLS** and **NTS MORTGAGE INCOME FUND**, a Delaware corporation, whose address for all purposes relevant to this Guaranty is 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Guarantors") in favor of **NATIONAL CITY BANK**, a national banking association having an address at One East Fourth Street, Cincinnati, Ohio 45202 (the "Bank").

RECITALS:

A. **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION,** a Kentucky corporation ("NTS/Lake Forest II") (NTS/Virginia and NTS/Lake Forest II may be collectively referred to herein as the "Borrowers"), have requested a loan from the Bank, and the Bank has agreed to the loan, provided, among other things, that the Guarantors guaranty the payment of all of the indebtedness to be evidenced by such loan, together with interest thereon, for the benefit of the Bank.

B. The Guarantors acknowledge that they will derive substantial economic benefit from the making of the loan so requested to Borrowers.

NOW, THEREFORE, for Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purpose of inducing the Bank to extend credit to the Borrowers, the Guarantors hereby agrees as follows:

1. Absolute and Unconditional Guaranty. The Guarantors absolutely and unconditionally guarantee: (a) the prompt and punctual payment when due, by acceleration or otherwise, of all of the indebtedness evidenced by that certain Promissory Note in the principal amount of One Million Three Hundred Eighty-Five Thousand Five Hundred Forty-Four and 00/100 Dollars ($1,385,544.00) (which, together with any and all amendments, modifications and supplements thereof and all notes issued in substitution or exchange therefor, is referred to as the "Note") from Borrowers in favor of the Bank dated of even date herewith; and (b) and under any and all other documents, instruments and agreements evidencing or securing the indebtedness evidenced by the Note (all of such documents, instruments and agreements, and all amendments and modifications thereof, are collectively referred to herein as the "Loan Documents"). The Guarantors' obligation for the payment of the indebtedness evidenced by the Note and Loan Documents shall include, without limitation, the obligation for the payment of: (a) the outstanding principal balance of such indebtedness under the Note; (b) all interest which may accrue or be payable pursuant to the Note (including, without limitation, interest at any default rate specified in the Note); (c) all fees and costs which may be or become payable in accordance with the terms of the Note and Loan Documents (including all late fees and charges); and (d) all costs of collecting or enforcing the Note, Loan Documents or this Guaranty. All of the obligations described in this Section 1 are collectively referred to as the "Guaranteed Obligations." Bank acknowledges that the guaranty of J.D. Nichols hereunder is limited to the above-described Guaranteed Obligations and shall not be extended to cover the obligations of the Borrowers under the Six Million Seven Hundred Ninety-Nine Thousand Four Hundred Sixty-

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Eight and 00/100 Dollar ($6,799,468.00) loan made to Borrowers by Bank as the same was extended and modified of even date herewith ("Original Fawn Lake Loan"), notwithstanding the cross-default and cross-collateralization provisions of the loan documents evidencing the Guaranteed Obligations and the Original Fawn Lake Loan.

2. Guarantee Unconditional. The Guarantors' obligations hereunder are continuing, absolute and unconditional, regardless of any facts or circumstances which might otherwise constitute a legal or equitable discharge of, or a defense for, a Guarantor or surety. This absolute, continuing, unconditional, and unrestricted guaranty is a guaranty of payment and not a guaranty of collection. Upon Borrowers' failure to pay the Guaranteed Obligations promptly when due, Bank, at its sole option, may proceed against the Guarantors to collect the Guaranteed Obligations, with or without proceeding against the Borrowers, any co-maker or co-surety or co-Guarantors, any indorser or any collateral held as security for the Guaranteed Obligations. Any and all payments upon the Guaranteed Obligations made by the Borrowers, the undersigned, or any other person, and the proceeds of any and all collateral securing the payment of the Guaranteed Obligations and this Guaranty, may be applied by Bank in whatever manner it may determine in its sole discretion. Without limiting the generality of the foregoing, the Guarantors agree that the Bank may take the following actions, without the knowledge or consent of the Guarantors and without affecting the liability of the Guarantors under this Guaranty:

(a) The Note or any other Loan Document may be modified or amended, and all or any component of Guaranteed Obligations may be renewed or the maturity may be extended from time to time at any rate or rates of interest;

(b) Property now or hereafter held as security for or pertaining to the Guaranteed Obligations may be sold, exchanged, surrendered or otherwise dealt with by the Bank; and

(c) Settlements, compromises, compositions, accounts stated and agreed balances pertaining to the Guaranteed Obligations may be affected in good faith between the Bank and the Borrowers.

In addition, the Guarantors agree that their obligations hereunder shall remain in full force and effect without regard to, and shall not be released, discharged or affected by: (i) any exercise or nonexercise, or delay in exercising, any right, power or remedy under or in respect of the Note, this Guaranty or any other Loan Document, or any waiver, consent, indulgence or other action (or inaction) in respect of any of the same; (ii) any bankruptcy, insolvency, arrangement, composition or similar proceedings commenced by or against either Borrower; (iii) any failure to perfect, or any release or waiver of, any rights or security furnished to the Bank with respect to any of the Guaranteed Obligations; (iv) the genuineness, validity or enforceability of any of the Loan Documents; (v) any limitations of liability of the Borrowers which may be provided in any Loan Document; or (vi) any other circumstances which might otherwise constitute a legal or equitable discharge of a Guarantor or surety.

3. No Duty to Exhaust Remedies. The Guarantors hereby expressly waive diligence, protest, demand, presentment and notices of any kind, and waives any requirement that the Bank exhaust any right or remedy, or proceed first against the Borrowers or any security for the

Guaranteed Obligations before calling upon the Guarantors for collection of the Guaranteed Obligation.

4.   SUBROGATION.   UNTIL SUCH TIME AS THE GUARANTEED OBLIGATIONS ARE PAID IN FULL, THE GUARANTORS AGREE NOT TO SEEK RECOURSE AGAINST THE BORROWERS BY WAY OF SUBROGATION OR OTHERWISE IF SUCH GUARANTORS IS CALLED UPON TO PAY THE BANK UNDER THIS INSTRUMENT. UNTIL SUCH TIME AS THE GUARANTEED OBLIGATIONS ARE PAID IN FULL, THE GUARANTORS IRREVOCABLY WAIVE ANY AND ALL RIGHTS THEY MAY HAVE AT ANY TIME (WHETHER ARISING DIRECTLY OR INDIRECTLY, BY OPERATION OF LAW OR CONTRACT) TO ASSERT ANY CLAIM AGAINST THE BORROWERS ON ACCOUNT OF PAYMENTS MADE BY THE GUARANTORS UNDER THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY AND ALL RIGHTS OR SUBROGATION, REIMBURSEMENT, EXONERATION, CONTRIBUTION OR INDEMNITY.

5.   Effect of Bankruptcy Proceedings, Etc.   If at any time any whole or partial payment of the Guaranteed Obligations is rescinded or must otherwise be restored or returned by the Bank upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrowers or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrowers, this Guaranty shall continue to be effective, or be reinstated, as the case may be, all as though such payment had not been made.

6.   Reporting Requirements.   The Guarantors shall furnish to the Bank when requested, and in any event not less frequently than once each year: (i) financial statements in form and substance reasonably satisfactory to the Bank, and (ii) true, correct and complete copies of its federal income tax return (as the same is filed with the Internal Revenue Service). The Guarantors represents and warrants to the Bank that all financial statements furnished (or to be furnished) to the Bank accurately reflect (or, when delivered, will accurately reflect) its financial condition at the times and for the periods therein stated.

7.   Certain Transfers Prohibited.   The Guarantors agree that so long as any of the Guaranteed Obligations remains outstanding, he will not give or otherwise transfer or dispose of any material portion of its assets to any other person or entity for less than the reasonably equivalent value of such assets.

8.   Miscellaneous Provisions.

(a)   From time to time at the Bank's request, the Guarantors shall execute and deliver to or as directed by the Bank any and all documents, instruments or agreements of further assurance that the Bank may reasonably require to confirm this Guaranty or to carry out the purpose and intent hereof.

(b)   This Guaranty may not be modified, amended, discharged or terminated except by a written instrument executed by each party against whom such modification, amendment, discharge or termination is sought.

3

(c)   No course of dealing and no delay by the Bank in exercising any right or remedy hereunder shall affect or impair any other or future exercise of any such right or remedy. The rights and remedies of the Bank under this Guaranty are cumulative and are not exclusive of any rights or remedies which may be available to the Bank under the Note, under any other Loan Document, at law or in equity; any or all such remedies may be exercised concurrently or successively.

(d)   The Guarantors agree to pay, or to reimburse the Bank for, any and all out-of-pocket expenses reasonably incurred by the Bank (including, without limitation, reasonable attorneys' fees and costs) in connection with the enforcement or preservation of the Bank's rights under this Guaranty.

(e)   If any provision of this Guaranty, or the application of any such provision to any person or circumstance, shall be invalid or enforceable, the remainder of this Guaranty or the application of any such provision to other persons or circumstances shall not be affected thereby, and shall remain valid and enforceable to the fullest extent permitted by law.

(f)   This Guaranty shall be binding upon the Guarantors and its successors and assigns, and shall inure to the benefit of the Bank and its successors and assigns.

(g)   This Guaranty shall be governed by the laws of the State of Ohio.

(h)   AS A SPECIFIC INDUCEMENT FOR THE BANK TO EXTEND CREDIT TO THE BORROWERS, AND AFTER HAVING THE OPPORTUNITY TO CONSULT COUNSEL, THE GUARANTORS EXPRESSLY WAIVE ANY RIGHT THAT HE MAY HAVE TO A TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING ARISING FROM OR RELATED TO THIS GUARANTY.

(i)   All notices, requests, demands and other communications in connection with this Guaranty shall be in writing and shall be sent by certified mail, postage prepaid, return receipt requested and addressed as set forth below:

(i)   if to the Bank:

NATIONAL CITY BANK
One East Fourth Street
Cincinnati, Ohio 45202
Attn: Commercial Real Estate Division

with a copy concurrently to:

Keating, Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Attn: Mark J. Weber, Esq.

4



(ii) if to the Guarantors:

NTS Mortgage Income Fund
J.D. Nichols
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Gregory A. Wells

with a copy concurrently to:

Rosann D. Tafel, Esq.
NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223

All notices furnished in compliance with the foregoing shall be deemed effective when received by the party to whom it is addressed.

(j) This guaranty shall inure to the benefit of and bind the parties hereto, their successors and assigns, and their legal representatives or heirs. Bank may, at its option, assign this guaranty to any other party who is or becomes the indorsee or assignee of any part of the Guaranteed Obligations, or who is in possession of or the bearer of any part of the Guaranteed Obligations that is payable to the bearer, and the undersigned shall continue to be liable under this guaranty to such other party to the extent of such indorsed, assigned, or possessed Guaranteed Obligations.

This Unconditional and Continuing Guarantee is executed as of the date first set forth above.

Witnesses:

Susan M. Howard
Print: Susan M. Howard

Rita K. Martin
Print: Rita K. Martin

Susan M. Howard
Print: Susan M. Howard

Janice M. Hrusovsky
Print: JANICE M. HRUSOVSKY

GUARANTORS:

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: [signature]
Name: Brian F. Lavin
Title: President

[signature]
J.D. NICHOLS

3015180.2

SEVENTH MORTGAGE LOAN MODIFICATION AGREEMENT

THIS SEVENTH MORTGAGE LOAN MODIFICATION AGREEMENT (the "Agreement") is entered into as of the ₁₈ᵗʰ day of August, 2009 by and among **NATIONAL CITY BANK**, a national banking association, successor by merger with The Provident Bank, One East Fourth Street, Cincinnati, Ohio 45202 (the "Lender"), **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation, and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II"; NTS/Virginia and NTS/Lake Forest II are sometimes hereinafter collectively referred to as the "Borrowers"), **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida general partnership "Orlando Lake Forest"), **NTS MORTGAGE INCOME FUND**, a Delaware corporation and **NTS GUARANTY CORPORATION**, a Kentucky corporation (collectively, the "Guarantors").

RECITALS:

A.   Borrowers, Orlando Lake Forest and/or the Guarantors have issued and delivered to Lender the following loan agreements, promissory notes and security documents:

(1)   Amended and Restated Development and Construction Loan Agreement among Lender, Borrowers and Guarantors dated October 31, 2000 ("Loan Agreement");

(2) $18,000,000.00 Revolving Promissory Note Construction Mortgage Loan made by Borrowers and Guarantors payable to the order of Lender dated October 31, 2000, which consolidates the Loans referenced in Sections 6 and 8 below ("Revolving Note");

(3)   Guaranty Agreement made by NTS Mortgage Income Fund in favor of Lender dated October 31, 2000;

(4)   Stock Pledge Agreement by NTS Mortgage Income Fund in favor of Lender pledging its one hundred percent (100%) ownership in the capital stock of NTS/Lake Forest II to Lender dated October 31, 2000;

(5)   Amendment to Stock Pledge Agreement by NTS Mortgage Income Fund in favor of Lender pledging its one hundred percent (100%) ownership in the capital stock of NTS/Virginia to Lender dated October 31, 2000;

(6)   Development and Construction Loan dated December 30, 1997 which evidences a Ten Million Seven Hundred Thousand and 00/100 Dollar ($10,700,000.00) loan made by Lender to NTS/Virginia Development Company which is now consolidated under the Revolving Note. Such loan is secured by the following:

(a)   Credit Line Deed of Trust and Security Agreement dated December 30, 1997 made by Borrower, NTS/Virginia Development Corporation in favor of Phillip Sasser, Jr. and James E. Jarrell, III, as Trustees for the benefit of Lender, of record in Deed Book 1521, Page 447 in the office of the

Spotsylvania County Recorder's Office, as amended on October 31, 2000 in Deed Book 1874, Page 355 in the Spotsylvania County Recorder's Office (as modified in Items 9, 12, 14, 17, and 20, the "Deed of Trust"), which encumbers the real property more fully described in Exhibit A ("Fawn Lake Property");

(b)   Conditional Assignment of Leases, Rents, Contracts, Income and Proceeds dated December 30, 1997 made by the Borrower in favor of Lender, of record in Deed Book 1521, Page 501 in the Spotsylvania County Recorder's Office, as amended on October 31, 2000 in Deed Book 1874, Page 362, Spotsylvania County Recorder's Office; and

(c)   UCC-1 Financing Statements of record in Spotsylvania County Recorder's Office.

(7)   Environmental Indemnity Agreement between Lender and NTS/Virginia dated October 31, 2000;

(8)   Environmental Indemnity Agreement between Lender and NTS/Lake Forest II dated October 31, 2000;

(9)   Mortgage Loan Modification Agreement between Lender and Borrowers dated May 16, 2003 and recorded on July 1, 2003 as Instrument 200300025884 in the Clerks office of the Circuit Court of Spotsylvania County, Virginia;

(10)   Second Amended and Restated Revolving Promissory Note dated May 16, 2003 granted by Borrowers to Lender in the principal amount of Twelve Million and 00/100 Dollars ($12,000,000.00) ("Second Amended Note");

(11)   [INTENTIONALLY LEFT BLANK]

(12)   Second Mortgage Loan Modification Agreement between Lender and Borrowers dated June 22, 2004 and recorded on July 12, 2004 as Instrument LR200400026770 in the Clerks office of the Circuit Court of Spotsylvania County, Virginia;

(13)   Third Amended and Restated Revolving Promissory Note dated June 22, 2004 granted by Borrowers to Lender in the maximum amount of available credit of Eight Million and 00/100 Dollars ($8,000,000.00) ("Third Amended Note");

(14)   Third Mortgage Loan Modification Agreement between Lender and Borrowers dated April 20, 2005 and recorded on May 16, 2005 as Instrument 200500018730 in the Clerks office of the Circuit Court of Spotsylvania County, Virginia;

(15)   Fourth Amended and Restated Revolving Promissory Note dated April 20, 2005 granted by Borrowers to Lender in the maximum amount of available credit of Five Million and 00/100 Dollars ($5,000,000.00) ("Fourth Amended Note");

(16)   Fifth Amended and Restated Revolving Promissory Note dated October 24, 2007 granted by Borrowers to Lender in the maximum amount of available credit of Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000.00) ("Fifth Amended Note");

(17)   Fourth Mortgage Loan Modification Agreement between Lender, Borrower, Orlando Lake Forest and Guarantor dated October 24, 2007 and recorded December 13, 2007 as Instrument No. LR200700033396 in the Clerk's Office of Spotsylvania County, Virginia;

(18)   Unrecorded Open End Mortgage, Security Agreement and Assignment of Rents and Leases dated October 24, 2007, granted by Orlando Lake Forest in favor of Lender, encumbering land more particularly described in Exhibit B ("Additional Property") located in Seminole County, Florida ("Additional Mortgage");

(19)   Unrecorded Assignment of Contracts and Income dated October 24, 2007, granted by Orlando Lake Forest in favor of Lender ("Additional Assignment");

(20)   Fifth Mortgage Loan Modification Agreement between Lender, Borrower, Orlando Lake Forest and Guarantor dated May 19, 2008 and recorded June 12, 2008 as Instrument No. LR200800012251 in the Clerk's Office of Spotsylvania County, Virginia;

(21)   Sixth Mortgage Loan Modification Agreement between Lender, Borrower, Orlando Lake Forest and Guarantors dated September 1, 2008 and recorded September 29, 2008 as Instrument No. 20080009584 in the Clerk's Office of Spotsylvania County, Virginia; and

(22)   Sixth Amended and Restated Promissory Note dated September 1, 2008 granted by Borrowers to Lender in the principal amount of Seven Million Three Hundred Fifty-Two Thousand And 00/100 Dollars ($7,352,000.00) ("Sixth Amended Note"), which Sixth Amended Note has a current outstanding balance in the amount of Five Million Seven Hundred Ninety-Nine Thousand Four Hundred Sixty-Eight and 00/100 Dollars ($5,799,468.00);

(23)   Unconditional and Continuing Guaranty granted by NTS Guaranty Corporation dated September 1, 2008;

(24)   Promissory Note Modification Agreement dated November 21, 2008 between Borrowers, Guarantors and Lender;

(25)   Promissory Note Modification Agreement dated April 15, 2009 between Borrowers, Guarantors and Lender; and

(26)   Promissory Note Modification Agreement dated May 15, 2009 between Borrowers, Guarantors and Lender.

Items (2), (10), (13), (15), (16) and (22) are hereinafter referred to as the "Notes". Items (1) through (26) are hereinafter referred to as the "Loan Documents."

-3-

B. The above described indebtedness, as evidenced by the Notes and all additional sums due under the Loan Documents, remains unpaid and Borrowers have requested and Lender has agreed to the rearrangement of the terms of such indebtedness (the "Indebtedness") to extend the maturity date of the Notes, to amend the interest rate thereunder, to approve the availability thereunder in the amount of One Million and 00/100 Dollars ($1,000,000.00), to add additional collateral as security for the Notes, to amend the release prices under the Loan Documents and to add or amend certain covenants to the Loan Documents, which modifications shall occur upon Borrowers' compliance with the provisions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises made herein, the benefits accruing to the parties herein and the obligations assumed hereunder, the parties agree that the Loan shall remain outstanding and the terms of such Indebtedness shall be amended as set forth below:

(1)   Amendment to the Notes.

(a)   The Notes shall be amended and restated in their entirety to extend the maturity date, to amend the interest rate thereunder, to add availability thereunder in the amount of One Million and 00/100 Dollars ($1,000,000.00), and to provide for certain covenants, representations and warranties of Borrowers, as more fully defined in and pursuant to a Seventh Amended and Restated Promissory Note dated of even date herewith ("Restated Note"). The Restated Note shall not constitute a repayment or satisfaction of the Indebtedness evidenced by the Notes, which for all purposes hereunder shall remain outstanding from December 30, 1997, January 6, 1998, October 31, 2000, May 16, 2003, June 22, 2004, April 20, 2005, October 24, 2007, September 1, 2008, November 21, 2008, April 15, 2009 and May 15, 2009, respectively.

(b)   The parties agree that any reference in the Notes to a principal repayment in the amount of Two Million and 00/100 Dollars ($2,000,000.00) shall be deleted in its entirety.

(2)   Amendment to Deed of Trust and Other Loan Documents. The Deed of Trust and other Loan Documents shall be amended to reflect the extension of the maturity date as set forth in the Restated Note to September 1, 2010. The Deed of Trust and other Loan Documents shall continue to secure the indebtedness under the Notes, as now evidenced by the Restated Note which evidences an outstanding principal amount of Five Million Seven Hundred Ninety-Nine Thousand Four Hundred Sixty-Eight and 00/100 Dollars ($5,799,468.00) and additional availability thereunder of One Million and 00/100 Dollars ($1,000,000.00) for a total maximum amount of available credit of Six Million Seven Hundred Ninety-Nine Thousand Four Hundred Sixty-Eight and 00/100 Dollars ($6,799,468.00) and accordingly, NTS/Virginia hereby continues to grant, mortgage and convey the property as described in the Deed of Trust (except as may have been previously released), to Lender as security for the Restated Note and the other obligations of Borrowers under the Loan Documents, subject in all respects to the terms of the Deed of Trust and other Loan Documents.

3015955.5

Borrowers further represent and warrant that in addition to the Notes and the Restated Note, the Deed of Trust shall secure any and all obligations and liabilities of Borrowers to Lender, or any affiliate of Lender, whether absolute or contingent, whether now existing or hereafter created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under: (i) any agreement, device or arrangement designed to protect Borrowers from fluctuations of interest rates, exchange rates or forward rates, including, but not limited to, dollar-denominated or cross-currency exchange agreements, forward currency exchange agreements, interest rate caps, collars or floors, forward rate currency or interest rate options, puts, warrants, swaps, swaptions, U.S. Treasury locks and U.S. Treasury options; (ii) any other interest rate hedging transactions, such as, but not limited to, managing the Borrowers' interest rate risk associated with any pending or potential capital market transactions such as fixed rate bond issues; (iii) any and all cancellations, buybacks, reversals, terminations or assignments of any of the foregoing; and (iv) all other obligations of Borrowers under the Deed of Trust.

(3)   Grant of Additional Deed of Trust. As additional collateral for the Restated Note and Loan Documents, Borrowers shall grant to Lender a mortgage on the golf course and club house property located at Fawn Lake Country Club and on 36 acres of commercial frontage located in the Fawn Lake community and more particularly described on Exhibit C hereto ("Fawn Lake Golf Course Property") pursuant to a Deed of Trust, Assignment and Security Agreement dated of even date herewith ("Additional Deed of Trust").

(4)   Cross-Collateralization/Cross-Default. As additional security for the Restated Note and Loan Documents, Borrowers agree that the Indebtedness shall be cross-defaulted and cross-collateralized with that certain loan from Lender to Borrowers in the amount of One Million Three Hundred Eighty-Five Thousand Five Hundred Forty-Four and 00/100 Dollars ($1,385,544.00) dated of even date herewith ("2009 Lot Development Loan"), which 2009 Lot Development Loan, when referenced in connection with the Loan described herein, shall be referred to as the "Loans"). Accordingly, Borrowers covenant and agree with Lender as follows:

(a)   Cross-Collateralization. The Loans shall be cross-collateralized as of the effective date of this Agreement and accordingly, Borrowers hereby grant and mortgage the Fawn Lake Property and the Fawn Lake Golf Course Property and Orlando Lake Forest grants the Additional Property to Lender under the terms of the Deed of Trust, Additional Deed of Trust and Additional Mortgage and all other collateral securing the Loans shall secure all of the Loans and all obligations under the Loan Documents and the documents evidencing and securing the 2009 Lot Development Loan.

(b)   Cross-Default. That upon the occurrence of an Event of Default as defined in the Deed of Trust, Additional Deed of Trust and Additional Mortgage or any of the other Loan Documents and the documents evidencing and securing the 2009 Lot Development Loan, Lender may, at its option and in its sole and absolute discretion, but only after the giving of written notice and the passage of the cure period as provided in such Loan Documents and the documents evidencing and securing the 2009 Lot Development Loan, declare an Event of

-5-

Default under all of the Loans and exercise any and all remedies available upon the occurrence of an Event of Default as provided in the Deed of Trust, Additional Deed of Trust and Additional Mortgage or in any other Loan Documents and the documents evidencing and securing the 2009 Lot Development Loan. Such remedies include, without limitation, the right to declare the entire aggregate balance of principal, accrued interest, and other charges then outstanding under any one or all of the Loans immediately due and payable and the right to foreclose the Deed of Trust, Additional Deed of Trust and Additional Mortgage and repossess any other collateral securing the Loans. Lender's remedies shall be cumulative, concurrent, and nonexclusive and may be pursued against Borrowers or any collateral for the Loans, including the Fawn Lake Property, the Fawn Lake Golf Course Property and the Additional Property or any parcel or parcels thereof.

(5) Amendment to Additional Mortgage. The parties agree that the Additional Mortgage shall be amended to reduce the amount of the Additional Mortgage to Five Million and 00/100 Dollars ($5,000,000.00) and that the Additional Mortgage shall now be recorded with the Seminole County, Florida recorder's office. Orlando Lake Forest hereby continues to grant, mortgage and convey to Lender the Additional Property as set forth in the Additional Mortgage.

(6) Property Release. Borrowers and Lender agree that any prior release prices set forth in the Loan Documents shall be deleted in their entirety and Lender agrees to release acreage from each section of the property subject to the lien of the Deed of Trust as shall be negotiated between Borrowers and Lender on a case by case basis.

(7) Financial Reporting. Notwithstanding anything to the contrary contained in the Loan Documents, NTS Mortgage Insurance Fund shall provide financial information to Lender in accordance with the "agreed upon procedures" ("AVP") standards, as more fully set forth in Section 4.11 of the Loan Disbursing Agreement entered into by Borrowers and Lender in connection with the 2009 Lot Development Loan and NTS Mortgage Income Fund will not be obligated to provide audited statements.

(8) Consent of Guarantors. The Guarantors consent to the foregoing modifications and agree that nothing contained herein shall impair their liability under the Guaranties, which now guarantee the repayment of the Restated Note and other sums due under the Loan Documents and all accrued interest and costs of collection, as more fully set forth in such Guaranties, which Guaranties continues in full force and effect.

(9) Conditions Precedent. Prior to the issuance of the Restated Note as provided above, Borrowers shall deliver to Lender the following items:

(a) Lender's extension fee of Thirty-Three Thousand Nine Hundred Ninety-Eight and 00/100 Dollars ($33,998.00), Lender's legal fees and title fees, and other out-of-pocket expenses in connection with the modification contained herein;

-6-

(b) authorizing resolutions from Borrowers and Guarantors authorizing the modifications and authorizing the execution of the Restated Note, the Additional Deed of Trust and the Cross-Default Agreement as stated above; and

(c) Borrowers agree that the deposit accounts of the Fawn Lake Community Association (including but not limited to, the streets and the annual dues account) will continue to be maintained at Lender during the life of the loan described herein. Borrowers acknowledge that these accounts will have a balance of between One Million and 00/100 Dollars ($1,000,000.00) – Two Million and 00/100 Dollars ($2,000,000.00).

(d) Borrowers agree to continue to provide a $300,000 Letter of Credit naming Lender as beneficiary to guarantee the Borrowers' commitment to pay interest on the Indebtedness.

(10) No Other Changes. All of the terms and conditions contained in the Notes, Deed of Trust and all other Loan Documents, except as modified by this Agreement, the Restated Note and the Additional Deed of Trust, shall remain unchanged, unimpaired and in full force and effect. This Agreement, the Restated Note and the Additional Deed of Trust are hereby made a part of the original documents evidencing and securing the Indebtedness as completely as if incorporated verbatim therein.

(11) Covenants and Representations.

(a) Borrowers acknowledge and unconditionally promise to pay the entire Indebtedness as set forth in the Restated Note and in the original and amended instruments evidencing and securing the Indebtedness.

(b) Borrowers and Lender agree that the entire Indebtedness, as evidenced by the Restated Note, shall be secured by the Deed of Trust, as amended, the Additional Mortgage, as amended, the Additional Deed of Trust and the other Loan Documents, as amended, and the parties agree and acknowledge that this Agreement is made in reliance upon the security of such Deed of Trust, Additional Mortgage, Additional Deed of Trust, and other Loan Documents, as amended.

(c) NTS/Virginia represents and warrants that it is the true and lawful owner of the land, as described in the Third Mortgage Loan Modification Agreement set forth in Section A(14) of the Recitals hereof (except as may have been previously released), in the Fawn Lake Project located in Spotsylvania County, Virginia ("Fawn Lake Project"), subject to the Deed of Trust and that the Deed of Trust will be maintained as a valid first lien on the Land in the Fawn Lake Project, in each case subject to the on-going quiet title action filed by Chicago Title Insurance Corporation on behalf of NTS/Virginia Development Company for the 48 acres of timbered land at Fawn Lake.

-7-

(d)   NTS/Virginia represents and warrants that it is the true and lawful owner of the Property subject to the Additional Deed of Trust and that the Additional Deed of Trust is and will be maintained as a valid first mortgage lien on the property encumbered thereby.

(e)   Orlando Lake Forest represents and warrants that it is the true and lawful owner of the property subject to the Additional Mortgage and that the Additional Mortgage, as amended, is and will be maintained as a valid first mortgage lien on the property encumbered thereby.

(f)   Borrowers reaffirm all covenants and representations set forth in the Restated Note, Deed of Trust, as amended, and other Loan Documents, as amended, as if such covenants and representations were made as of the date hereof.

(f)   Borrowers represent and warrant that Borrowers have no claims, counterclaims, setoffs, actions or causes of actions, damages or liabilities of any kind or nature whatsoever whether at law or in equity, in contract or in tort, whether now accrued or hereafter maturing (collectively, "Claims") against Lender, its direct or indirect parent corporation or any direct or indirect affiliates of such parent corporation, or any of the foregoing's respective directors, officers, employees, agents, attorneys and legal representatives, or the heirs, administrators, successors or assigns of any of them (collectively, "Lender Parties") that directly or indirectly arise out of, are based upon or are in any manner connected with any Prior Related Event. As an inducement to Lender to enter into this Agreement, Borrowers on behalf of each of them, and all of their respective successors and assigns hereby knowingly and voluntarily release and discharge all Lender Parties from any and all Claims, whether known or unknown, that directly or indirectly arise out of, are based upon or are in any manner connected with any Prior Related Event. As used herein, the term "Prior Related Event" means any transaction, event, circumstance, action, failure to act, occurrence of any sort or type, whether known or unknown, which occurred, existed, was taken, permitted or begun at any time prior to the Effective Date or occurred, existed, was taken, was permitted or begun in accordance with, pursuant to or by virtue of any of the terms of the Loan Documents or any documents executed in connection with the Loan Documents or which was related to or connected in any manner, directly or indirectly to the extension of credit represented by the Loan Documents.

(12)   <u>Miscellaneous</u>. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed under the laws of the jurisdictions set forth in the underlying loan documents, as applicable. This Agreement shall inure to the benefit of and be binding on the respective heirs, executors, administrators, successors and assigns of the parties hereto.

3015955.5







IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first above written.

LENDER:

NATIONAL CITY BANK

By: ______________________
Brent E. Johnson,
Senior Vice President

STATE OF OHIO)
) SS:
COUNTY OF HAMILTON)

The foregoing instrument was acknowledged before me this 13th day of August, 2009, by Brent E. Johnson, Senior Vice President of National City Bank, a national banking association on behalf of the banking association.

My commission expires: 5 · 31 · 2011

(SEAL)

Cynthia A. Strathmann
Notary Public

NOTARIAL SEAL STATE OF OHIO

CYNTHIA A. STRATHMANN
Notary Public, State of Ohio
My Commission Exp. May 31 2011

-9-

3015955.5

BORROWERS:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By:____________________________
Name: Neil A Mitchell
Title: SVP

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 18th day of August, 2009, by Neil A. Mitchell, Senior Vice Pres of NTS/Virginia Development Company, a Virginia corporation, for and on behalf of said corporation.

My commission expires: April 27, 2010

(SEAL)

SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE, KY

____
NOTARY PUBLIC

-10-

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation

By: [signature]
Name: Neil A Mitchell
Title: SVP

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 18th day of August, 2009, by Neil A. Mitchell, Senior Vice President of NTS/Lake Forest II Residential Corporation, a Kentucky corporation, for and on behalf of said corporation.

My commission expires: April 27, 2010

[signature: Susan M Howard]
NOTARY PUBLIC

(SEAL)

SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

3015955.5



ORLANDO LAKE FOREST:

Signed, sealed and delivered in the presence of:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida general partnership

By: Orlando Lake Forest, Inc., a Florida corporation, Managing General Partner

By: ______________________
Name: Neil A. Mitchell
Title: SVP

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 18th day of August, 2009, by Neil A. Mitchell, as Senior Vice President of Orlando Lake Forest, Inc., a Florida corporation, Managing General Partner of Orlando Lake Forest Joint Venture, a Florida general partnership, on behalf of the partnership. He is personally known to me and did not take an oath.

(SEAL) SUSAN M. HOWARD NOTARY PUBLIC STATE AT LARGE, KY

____
NOTARY PUBLIC

My commission expires: April 27, 2010

-12-

3015955.5

GUARANTORS:

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: [signature]
Name: Brian F. Lavin
Title: President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 18th day of August, 2009, by Brian F. Lavin, President of NTS Mortgage Income Fund, a Delaware corporation, for and on behalf of said corporation.

My commission expires: April 27, 2010

[signature]
NOTARY PUBLIC

(SEAL)

SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE, KY

-13-

3015955.5



NTS GUARANTY CORPORATION,
a Kentucky corporation

By: [signature]
Name: Brian F. Lavin
Title: President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

The foregoing instrument was acknowledged before me this 18th day of August, 2009, by Brian F. Lavin, President of NTS Guaranty Corporation, a Kentucky corporation, for and on behalf of said corporation.

My commission expires: April 27, 2010

[signature]
NOTARY PUBLIC

(SEAL)

SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE, KY

This Instrument Prepared by:

Mark J. Weber
Keating, Muething & Klekamp PLL
One East Fourth Street #1400
Cincinnati, Ohio 45202

3015955.5

SEVENTH AMENDED AND RESTATED
PROMISSORY NOTE
CONSTRUCTION MORTGAGE LOAN

August 18, 2009 $6,799,468.00

WHEREAS, **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation, and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II"; NTS/Virginia and NTS/Lake Forest II are sometimes hereinafter collectively referred to as the "Borrowers") granted to **NATIONAL CITY BANK**, as successor by merger to The Provident Bank ("Bank") a First Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Eighteen Million and 00/100 Dollars ($18,000,000.00) dated October 31, 2000 ("Revolving Note"), which Revolving Note consolidated two (2) prior Notes, the first in the original principal amount of $10,700,000 dated December 30, 1997 between Borrowers and Bank, and that certain Revolving Promissory Amended and Restated Note dated January 6, 1998, made by NTS/Lake Forest II payable to the order of Bank of Louisville in the original principal amount of $8,000,000, which Amended and Restated Note had been assigned and endorsed over to Bank; and

WHEREAS, Borrowers granted to Bank a Second Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Twelve Million and 00/100 Dollars ($12,000,000.00) dated May 16, 2003 ("Second Revolving Note"), which Second Revolving Note provided for an amendment to the maximum permitted outstanding balance under the Revolving Note, extended the maturity date of the Revolving Note and permitted the use of the Revolving Note to repay the existing debt on the Lake Forest Golf and Country Club; and

WHEREAS, Borrowers granted to Bank a Third Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Eight Million and 00/100 Dollars ($8,000,000.00) dated June 22, 2004 ("Third Revolving Note"), which Third Revolving Note provided for an amendment to the maximum permitted outstanding balance under the Revolving Note and Second Revolving Note; and

WHEREAS, Borrowers granted to Bank a Fourth Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Five Million and 00/100 Dollars ($5,000,000.00) dated April 20, 2005 ("Fourth Revolving Note"), which Fourth Revolving Note provided for an amendment to the maximum permitted outstanding balance, to extend the maturity date and to amend the interest rate under the Revolving Note, the Second Revolving Note and the Third Revolving Note; and

WHEREAS, Borrowers granted to Bank a Fifth Amended and Restated Revolving Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000.00) dated October 24, 2007 ("Fifth Revolving Note"), which Fifth Revolving Note provided for an increase to the maximum permitted outstanding balance thereunder; and

WHEREAS, Borrowers granted to Bank a Sixth Amended and Restated Promissory Note Construction Mortgage Loan in the maximum amount of available credit of Seven Million Three Hundred Fifty-Two Thousand and 00/100 Dollars ($7,352,000.00) dated September 1, 2008 ("Sixth Restated Note"), which Sixth Restated Note provided for the extension of the maturity date with an option to further extend the maturity date, an amendment to the interest rate, the termination of Borrowers' right to the remaining availability under the Notes and the deletion of the revolving feature, to add an additional Guarantor and to add certain covenants to the Loan Documents, and which Sixth Restated Note has a current outstanding principal balance in the amount of Five Million Seven Hundred Ninety-Nine Thousand Four Hundred Sixty-Eight and 00/100 Dollars ($5,799,468.00); and

WHEREAS, Borrowers granted to Bank a Promissory Note Modification Agreement dated November 21, 2008, a Promissory Note Modification Agreement dated as of April 1, 2009 and a Promissory Note Modification Agreement dated May 19, 2009 to provide for certain principal repayments and the extension of time to make such principal repayments ("2008-2009 Prior Note Modifications"); and

WHEREAS, of even date, Borrowers have requested and Bank has agreed to extend the maturity date of the Notes, to amend the interest rate thereunder, to increase the availability under the Notes by One Million and 00/100 Dollars ($1,000,000.00) and to provide for a premium thereunder, upon Borrowers' compliance with the provisions set forth herein; and

WHEREAS, for the convenience of Borrowers and Bank, the parties have agreed to amend and restate the Revolving Note, the Second Revolving Note, the Third Revolving Note, the Fourth Revolving Note, the Fifth Revolving Note and the Sixth Restated Note in their entirety hereunder ("Amended and Restated Note"), which amendment and restatement shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Revolving Note, the two (2) notes consolidated under the Revolving Note, the Second Revolving Note, the Third Revolving Note, the Fourth Revolving Note, the Fifth Revolving Note, the Sixth Restated Note and 2008-2009 Prior Note Modifications, which indebtedness shall remain outstanding for all purposes hereunder from December 30, 1997, January 6, 1998, October 31, 2000, May 16, 2003, June 22, 2004, April 20, 2005, October 24, 2007, September 1, 2008, November 21, 2008, April 1, 2009 and May 19, 2009, respectively.

NOW THEREFORE, Borrowers grants this Amended and Restated Note under the following terms:

FOR VALUE RECEIVED, the undersigned, **NTS/VIRGINIA DEVELOPMENT COMPANY** ("NTS/Virginia"), a Virginia corporation, and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation ("NTS/Lake Forest II"; NTS/Virginia and NTS/Lake Forest II are sometimes hereinafter collectively referred to as the "Borrowers"), with a mailing address of 10172 Linn Station Road, Louisville, Kentucky 40223 hereby, jointly and severally, promise to pay to the order of **NATIONAL CITY BANK** ("**Bank**"), a national banking association, the principal sum of SIX MILLION SEVEN HUNDRED NINETY-NINE THOUSAND FOUR HUNDRED SIXTY-EIGHT AND 00/100

DOLLARS ($6,799,468.00) ("**Credit Commitment**"), or so much thereof as is disbursed by Bank pursuant to the provisions hereof, together with interest on the unpaid balance thereto at the rate per annum set forth below computed daily on the basis of a three hundred sixty (360) day year for the actual number of days elapsed in the three hundred sixty-five (365) day year.

For purposes of this Amended and Restated Note, the following terms shall have the following meanings:

"Maturity Date" means September 1, 2010 (or such earlier date as the Bank may accelerate the indebtedness evidenced hereby by reason of Borrowers' uncured default hereunder or under any other Loan Document).

So long as this Amended and Restated Note shall remain outstanding, interest accrued on the unpaid principal balance shall be paid monthly on the first (1st) day of each month, commencing on September 1, 2009, which interest may not be drawn from the increased availability provided hereunder, [and principal shall be due and payable in the amounts and for the period provided in Section 1(b) hereof and upon sale of any secured property as provided herein,] while Borrowers are not in default under this Amended and Restated Note or under the other loan documents executed in connection herewith or given as collateral security for this Amended and Restated Note (including, but not limited to, the Amended and Restated Development and Construction Loan Agreement, as modified ("Loan Agreement"), Deed of Trust and Security Agreement, as amended, Mortgage and Security Agreement, as amended, Assignment of Leases and Rents, as amended and various UCC financing and fixture statements (collectively, "Loan Documents"), in accordance with the terms of the Loan Agreement. The unpaid principal balance hereof plus accrued interest and other charges shall be due and payable in full on September 1, 2010, unless demand for repayment of the entire indebtedness is made by Bank prior to such Maturity Date pursuant to the provisions set forth below.

This Amended and Restated Note shall bear interest on the unpaid principal balance from time to time outstanding from date hereof until final maturity at a rate per annum equal to the LIBOR Based Rate, which shall be defined as follows.

> "Libor Based Rate" means a fluctuating rate which is equal to the sum of the greater of : (i) four and 00/100 percent (4.00%) per annum **plus** One Month Libor, adjusted by Bank, as necessary, at the end of each Banking Day or (ii) six percent (6.00%). Bank shall not be required to notify Borrowers of any adjustment in the One Month Libor Rate. Borrowers may, however, request a quote of the prevailing One Month Libor (as defined below) on any Banking Day.

> "Banking Day" means any Banking Day on which banks in the London Interbank Market deal in United States dollar deposits and on which banking institutions are generally open for domestic and international business at Cincinnati, Ohio and in New York, New York.

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"One Month Libor" means the rate per annum (rounded upwards, if necessary, to the next higher 1/16 of 1%) determined by Bank and equal to the average rate per annum at which deposits (denominated in United States dollars (in an amount similar to the principal amount of that loan and with a maturity one month after the date of reference are offered to Bank at 11:00 a.m. London time (or as soon thereafter as practicable) on the date of reference by banking institutions in the London, United Kingdom market, as such interest rate is referenced and reported by the British Bankers Association in the Bridge Financial Telerate system "Page 3750" report, or, if the same is unavailable, any other generally accepted authoritative source of such interest rate as Bank may reference from time to time.

In addition to the other charges and the interest to be paid under this Amended and Restated Note, Borrowers shall pay to Bank, at the time of sale of an individual parcel from the lien and operation of the Deed of Trust and/or Mortgage securing this Amended and Restated Note, the amounts negotiated between the parties on a case by case basis at the time of each such sale of a parcel.

Principal and interest payments shall be made in lawful money of the United States of America to Bank at One East Fourth Street, Cincinnati, Ohio 45202, or such other address as Bank may give to Borrowers, in immediately available funds to Bank.

This Amended and Restated Note is given in connection with a certain mortgage loan ("Loan") extended originally on December 30, 1997 and modified January 6, 1998, October 31, 2000, May 16, 2003, June 22, 2004, April 20, 2005, October 24, 2007, September 1, 2008, November 21, 2008, April 1, 2009, May 19, 2009 and the date hereof by Bank to Borrowers in accordance with the terms of the Loan Agreement, for the purpose of the continued development of a residential and golf course community in Spotsylvania County, Virginia, known as *Fawn Lake, ("Project")*.

1. PAYMENTS OF INTEREST AND PRINCIPAL, EXTENSION FEE AND PREMIUM PAYMENT.

(a) Commencing on the date of this Amended and Restated Note and continuing through the Maturity Date, Borrowers shall make monthly interest payments at the LIBOR Based Rate on the outstanding principal balance of the indebtedness evidenced hereby. The first such payments shall be due and payable on the 1st day of September, 2009 and subsequently such interest payments shall be due and payable on the 1st day of each successive calendar month thereafter. The entire unpaid principal balance of the indebtedness evidenced hereby, together with all accrued but unpaid interest and all other sums payable to the Bank pursuant to this Amended and Restated Note or any other Loan Document, shall be due and payable in a single payment on September 1, 2010.

(b) Borrowers shall additionally make equal monthly principal payments of Eight Thousand Three Hundred Thirty-Three and 00/100 Dollars ($8,333.00) for three (3) months commencing on September 1, 2009.

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(c) Borrowers shall pay an extension fee to Bank in the amount of Thirty-Three Thousand Nine Hundred Ninety-Eight and 00/100 Dollars ($33,998.00) on the date of this Amended and Restated Note.

(d) Borrowers shall pay Bank an annual premium in the amount of Forty Thousand and 00/100 Dollars ($40,000.00). Such annual premium shall be prorated for the final two (2) months of the term of this Note so that the sum of Forty-Six Thousand Six Hundred Sixty-Six and 66/100 Dollars ($46,666.66) shall be due on the Maturity Date of this Amended and Restated Note.

2.   LATE CHARGES. In the event any of the payments of interest called for hereunder are not paid within ten (10) days after notice from Bank, a late charge for default of payment of any installment equal to percent (5%) of the amount of the installment that is late shall be assessed to cover Bank's extra expense incident to handling delinquent accounts. Borrowers authorize Bank to add such late charge to the principal balance of this Amended and Restated Note, and the same shall be payable in accordance with the terms and conditions of this Amended and Restated Note or any instrument securing the payment of this Amended and Restated Note.

3.   PREPAYMENT. In addition to the prepayments required hereunder, Borrowers may prepay this Amended and Restated Note in whole or in part at any time, without premium or penalty. All such repayments shall be applied against installments of principal in the inverse order of their maturity.

4.   AVAILABILITY Borrowers and Bank agree that the availability under the Loan shall be in the amount of One Million and 00/100 Dollars ($1,000,000.00) to fund overhead expenses of the Project, which shall be the lesser of: (i) One Hundred Thousand and 00/100 Dollars ($100,000.00) per month or fifty percent (50%) of the actual expense. Borrowers will provide to Bank a proforma budget for the next twelve (12) months which will exclude all interest carry.

5.   EVENTS OF DEFAULT. The Loan Agreement specifies various events of default in Section 9 thereof (each, an "Event of Default") upon the happening of which, and in certain instances after written notice and passage of time, all as described in the Loan Agreement, Bank may, by notice thereof given to Borrowers: (i) declare this Amended and Restated Note to be forthwith due and payable, whereupon the principal amount of this Amended and Restated Note, together with accrued interest thereon, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, and (ii) proceed to protect and enforce its rights under this Amended and Restated Note by suit in equity, action at law or any other appropriate proceeding, and Bank shall have, without limitation, all of the rights and remedies of a secured party with respect to the collateral provided by applicable law. In addition to all liens upon and rights of setoff against the money, securities, or other property of Borrowers given to Bank by law, Bank shall have a lien upon and a right of setoff against all money, securities, and other property of Borrowers, now or hereafter in possession of or on deposit with Bank, whether held in a general or special account

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or deposit, or for safe-keeping or otherwise, and every such lien and right of setoff may be exercised without demand upon, or notice to Borrowers. No lien or right of setoff shall be deemed to have been waived by any act or conduct on the part of Bank, or by any neglect to exercise such right of setoff or to enforce such lien, or by any delay in so doing, and every right of setoff and lien shall continue in full force and effect until such right of setoff or lien is specifically waived or released by an instrument in writing executed by Bank. Anything to the contrary contained herein notwithstanding, Bank shall have no right of set-off against any money, securities, or other property of any Affiliate of Borrowers, including any lockbox or treasury management arrangement with Bank, based on an Event of Default. As used herein, "Affiliate" means any person controlling or controlled by or under common control with the Borrowers, including, without limitation, a member, a person or other entity controlling or under common control with any such member, or a member of the immediate family of any such member.

6. **DEFAULT RATE.** It is expressly agreed that during the continuance of an Event of Default, the unpaid balance of principal, accrued interest and all other amounts due hereunder shall, at the option of Bank and without notice, bear interest, during the continuance of such Event of Default, at a rate per annum equal to three percent (3%) in excess of the LIBOR Based Rate, as defined above, or at such lesser rate per annum as shall be the maximum rate legally enforceable ("Default Rate").

7. **WAIVER OR DELAY.** No failure or delay on the part of Bank or any holder of this Amended and Restated Note in exercising any right, power or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

8. **BANK'S PROTECTIVE ADVANCES.** Bank, at its option, shall have the right to pay on behalf of Borrowers, fire and extended coverage insurance premiums, if necessary, real estate taxes, assessments, and such other sums attributable to the real estate which are provided in the Loan Documents, and Borrowers agree promptly to repay Bank for any sums so expended, together with interest thereon, to the extent legally enforceable, at a rate equal to the Default Rate.

9. **SALE OR ENCUMBRANCE OF THE REAL ESTATE.** Except for sales of individual parcels upon payment of the release price to Bank to be negotiated between the parties on a case by case basis at the time of the sale of each individual parcel, Borrowers agree not to sell or transfer the real estate described in the Loan Documents without the prior written consent of Bank, nor to further encumber or mortgage such real estate without the prior written consent of Bank except as expressly permitted by the Loan Agreement, and in the event of a violation of this provision, Bank may, at its option, declare the entire remaining unpaid balance of the Amended and Restated Note immediately due and payable and institute foreclosure proceedings. A sale or transfer of such real estate means the conveyance of real property or any right, title and

interest therein, whether legal or equitable, whether voluntary or involuntary, by outright sale, deed, installment sale contract, land contract, leasehold interest, lease-option contract, or any other method of conveyance of real property interests. An encumbrance or mortgage means the creation of any lien or other encumbrance subordinate to the Loan Documents whether or not such lien or encumbrance is created pursuant to a contract for a deed or a transfer of the rights of occupancy in such real estate.

Further, in the event the ownership of such real estate, or any part thereof, becomes vested in a person other than Borrowers, Bank may, without notice to Borrowers, deal with such successor or successors in interest with reference to the Amended and Restated Note and Loan Documents in the same manner as Borrowers, and may forbear to sue or may extend the time for payment of the Amended and Restated Note without discharging or in any way affecting the liability of Borrowers for the debt evidenced hereby.

10.   REPRESENTATIONS AND WARRANTIES. Borrowers hereby represent and warrant that they are aware of no claim, litigation, or proceeding, pending or threatened against it which involves the possibility of any judgment or liability not fully covered by insurance or which may result in a "material adverse change" (i.e., a reduction in net worth of 20% or more) in the condition, financial or otherwise, of Borrowers.

11.   NO AMENDMENTS. No amendment, modification, termination or waiver of any provision of this Amended and Restated Note or consent to any departure by Borrowers therefrom, shall in any event be effective unless the same shall be in writing and signed by Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on Borrowers in any case shall entitle Borrowers to any other or further notice or demand in similar or other circumstances.

12.   COVENANTS.   Borrowers and Bank agree that Borrowers are paying for accrued interest out of pocket. Within ten (10) business days of the execution by Borrowers of this Amended and Restated Note, Borrowers agree to provide a Letter of Credit in the stated amount of Three Hundred Thousand and 00/100 Dollars ($300,000.00) naming Bank as beneficiary and from a financial institution and under terms reasonably acceptable to Bank to guaranty Borrowers' commitment to pay interest.

13.   MISCELLANEOUS. Borrowers shall pay on demand all costs and expenses of Bank (i) in connection with the enforcement or collection of this Amended and Restated Note or the Loan Documents; and (ii) any and all stamp, other taxes and license fees, if any, payable or determined to be payable by Bank in connection with the execution and delivery of this Amended and Restated Note, and the Loan Documents, and Borrowers shall indemnify and save Bank harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.

Any provision of this Amended and Restated Note which is prohibited and unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or

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unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

This Amended and Restated Note shall be governed by and construed in accordance with the laws of the State of Ohio.

14. TRIAL BY JURY. As a specifically bargained inducement for Bank to extend credit to Borrowers, Borrowers hereby expressly waive the right to trial by jury in any lawsuit or proceeding related to this Amended and Restated Note or arising in any way from the indebtedness or transactions involving Bank and Borrowers.

IN WITNESS WHEREOF, Borrowers have caused this Amended and Restated Note to be executed on the date, month and year first above written.

BORROWERS:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By: [signature]
Name: Neil A Mitchell
Title: SVP

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation

By: [signature]
Name: Neil A Mitchell
Title: SVP